FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2012

2.	(English Translation) Confirmation Letter

3.	Ratio of Earnings to Fixed Charges and Computation Thereof for the Nine Months Ended December 31, 2012

The registrant hereby incorporates Exhibits 1, 2 and 3 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 28, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2012

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I   Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Nine months ended December 31, 2011	Nine months ended December 31, 2012	Three months ended December 31, 2011	Three months ended December 31, 2012	Year ended March 31, 2012
Total revenue	(Mil yen)	1,286,358	1,359,800	481,501	458,981	1,851,760
Net revenue	(Mil yen)	1,036,891	1,160,019	404,937	389,086	1,535,859
Income before income taxes	(Mil yen)	24,199	68,048	34,473	12,965	84,957
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	(10,499)	24,812	17,822	20,112	11,583
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	(50,941)	52,030	14,568	66,043	(3,870)
Total equity	(Mil yen)	2,347,610	2,435,083	—	—	2,389,137
Total assets	(Mil yen)	33,494,863	38,562,229	—	—	35,697,312
Net income (loss) attributable to NHI shareholders per share—basic	(Yen)	(2.89)	6.73	4.87	5.44	3.18
Net income (loss) attributable to NHI shareholders per share—diluted	(Yen)	(2.89)	6.60	4.84	5.33	3.14
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.2	5.6	—	—	5.9
Cash flows from operating activities	(Mil yen)	(296,651)	346,356	—	—	290,863
Cash flows from investing activities	(Mil yen)	51,473	(125,079)	—	—	9,942
Cash flows from financing activities	(Mil yen)	(340,050)	(490,423)	—	—	(844,311)
Cash and cash equivalents at end of the period	(Mil yen)	1,014,576	820,045	—	—	1,070,520

1	The selected financial data of Nomura Holdings, Inc. (“Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

2. Business Overview

There was no significant change for the business of the Company and its 785 consolidated subsidiaries for the nine months ended December 31, 2012.

There were 17 affiliated companies which were accounted for by the equity method as of December 31, 2012.

Item 2. Operating and Financial Review

1. Risk Factors

Significant changes in our Risk Factors which were described on the annual securities report are stated below. The titles below correspond to the titles of “Part I Corporate Information—Item 2. Operating and Financial Review—3. Risk Factors” in the annual securities report.

The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (February 14, 2013), unless noted separately.

We may have to recognize impairment charges with regard to the amount of goodwill and tangible and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions in conformity with U.S. GAAP as a business combination by allocating their acquisition costs to the assets acquired and liabilities assumed and recording the remaining amount as goodwill. We also possess tangible and intangible assets besides those stated above.

We may have to record impairment charges, as well as profits and losses associated with subsequent transactions, with regard to the amount of goodwill and tangible and intangible assets and if recorded, they may adversely affect our results of operations and financial condition.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥1,160.0 billion, non-interest expenses of ¥1,092.0 billion, income before income taxes of ¥68.0 billion, and net income attributable to NHI shareholders of ¥24.8 billion for the nine months ended December 31, 2012.

The breakdown of net revenue and non-interest expenses on the consolidated statements of income are as follows:

	Millions of yen
	Nine months ended December 31
	2011	2012
Commissions	¥256,689	¥233,327
Brokerage commissions	133,482	113,980
Commissions for distribution of investment trust	99,026	95,700
Other	24,181	23,647
Fees from investment banking	44,835	40,541
Underwriting and distribution	22,734	21,445
M&A / financial advisory fees	21,197	17,470
Other	904	1,626
Asset management and portfolio service fees	109,165	102,241
Asset management fees	95,849	89,510
Other	13,316	12,731
Net gain on trading	173,631	261,516
Gain on private equity investments	26,286	6,543
Net interest	93,975	96,267
Gain (loss) on investments in equity securities	(5,919)	14,767
Other	338,229	404,817

Net revenue	¥1,036,891	¥1,160,019

	Millions of yen
	Nine months ended December 31
	2011	2012
Compensation and benefits	¥406,659	¥392,967
Commissions and floor brokerage	69,518	66,800
Information processing and communications	133,488	130,341
Occupancy and related depreciation	73,247	68,429
Business development expenses	34,391	34,553
Other	295,389	398,881

Non-interest expenses	¥1,012,692	¥1,091,971

Business Segment Information

Results by business segment are noted below.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of income are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information”.

Net revenue

	Millions of yen
	Nine months ended December 31
	2011	2012
Retail	¥257,882	¥259,176
Asset Management	50,095	50,643
Wholesale(1)	396,650	447,945
Other (Incl. elimination)(1)	338,365	387,323

Total	¥1,042,992	¥1,145,087

Non-interest expenses
	Millions of yen
	Nine months ended December 31
	2011	2012
Retail	¥215,040	¥215,766
Asset Management	33,693	33,395
Wholesale(1)	446,158	411,946
Other (Incl. elimination)(1)	317,801	430,864

Total	¥1,012,692	¥1,091,971

Income (loss) before income taxes
	Millions of yen
	Nine months ended December 31
	2011	2012
Retail	¥42,842	¥43,410
Asset Management	16,402	17,248
Wholesale(1)	(49,508)	35,999
Other (Incl. elimination)(1)	20,564	(43,541)

Total	¥30,300	¥53,116

(1)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform to the current period presentation.

Retail

We provided consulting services meeting client needs, and as a result, net revenue was ¥259.2 billion. Non-interest expenses were ¥215.8 billion and income before income taxes was ¥43.4 billion. Retail client assets were ¥73.6 trillion as of December 31, 2012, a ¥1.6 trillion increase from March 31, 2012.

Asset Management

Net revenue was ¥50.6 billion. Non-interest expenses were ¥33.4 billion and income before income taxes was ¥17.2 billion. Assets under management were ¥25.1 trillion as of December 31, 2012, a ¥0.5 trillion increase from March 31, 2012, because of the improved investment environment and inflows.

Wholesale

Net revenue was ¥447.9 billion. Non-interest expenses were ¥411.9 billion and loss before income taxes was ¥36.0 billion.

The breakdown of net revenue for Wholesale is as follows:

	Millions of yen
	Nine months ended December 31
	2011	2012
Fixed Income	¥187,532	¥270,758
Equities	129,649	116,560
Investment Banking (Net)	54,198	48,643
Investment Banking (Other)	25,271	11,984

Investment Banking	79,469	60,627

Net revenue	¥396,650	¥447,945

Investment Banking (Gross)	¥101,193	¥98,927

(1)	Certain prior period amounts have been reclassified to conform to the current period presentation.

For Fixed Income, as a result of contribution across regions and products, net revenue was ¥270.8 billion. For Equities, market turnover continued to decline globally, client revenues decreased, net revenue was ¥116.6 billion. For Investment Banking, net revenue was ¥60.6 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the nine months ended December 31, 2012 include the losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, of ¥11.5 billion, the negative impact of its own creditworthiness on derivative liabilities, which resulted in loss of ¥17.0 billion and the gains from changes in counterparty credit spread of ¥13.5 billion. Net revenue was ¥387.3 billion, non-interest expenses were ¥430.9 billion and loss before income taxes was ¥43.5 billion for the nine months ended December 31, 2012.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(6) Liquidity and Capital Resources”.

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of December 31, 2012.

	Millions of yen
	December 31, 2012
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥2,420	¥10,377	¥58,492	¥—	¥71,289
RMBS(3)	47,565	32,319	245,257	660	325,801
Commercial real estate-backed securities	3,454	—	—	—	3,454
Other securitization products(4)	62,673	7,291	110,873	1,415	182,252

Total	¥116,112	¥49,987	¥414,622	¥2,075	¥582,796

(1)

The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under Accounting Standards Codification™ (“ASC”) 860, “Transfers and Servicing”, and in which we have no continuing economic exposures.

(2)	We have ¥12,099 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of December 31, 2012.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”) because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLO”), collateralized debt obligations (“CDO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of December 31, 2012. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of December 31, 2012.

	Millions of yen
	December 31, 2012
	AAA	AA	A	BBB	BB	B	Others	GSE(1)	Total
Japan	¥50	¥499	¥702	¥987	¥—	¥96	¥86	¥—	¥2,420
Europe	—	36	3,103	1,757	3,362	896	1,223	—	10,377
Americas	5,547	2,752	9,601	12,647	9,601	10,381	7,963	—	58,492

Total	¥5,597	¥3,287	¥13,406	¥15,391	¥12,963	¥11,373	¥9,272	¥—	¥71,289

(1)	“GSE” refers to government sponsored enterprises.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures to these transactions.

The following table sets forth our exposure to leveraged finance by geographic region of the target company as of December 31, 2012.

	Millions of yen
	December 31, 2012
	Funded	Unfunded	Total
Europe	¥45,093	¥17,446	¥62,539
Americas	6,042	107,142	113,184
Asia and Oceania	2,033	487	2,520

Total	¥53,168	¥125,075	¥178,243

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities”.

2) Fair Value of Financial Instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized either through earnings or other comprehensive income (loss) on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 3% as of December 31, 2012 as listed below:

	Billions of yen
	December 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥9,394	¥8,688	¥540	¥—	¥18,622	3%
Derivative assets	514	25,982	425	(25,209)	1,712
Derivative liabilities	581	26,083	416	(25,433)	1,647

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value of financial instruments” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value of financial instruments” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2012	December 31, 2012
Equity	¥1.4	¥2.4
Interest rate	6.5	6.4
Foreign exchange	2.5	2.1

Subtotal	10.4	11.0
Diversification benefit	(3.2)	(3.8)

VaR	¥7.2	¥7.2

	Billions of yen
	Nine months ended December 31, 2012
	Maximum	Minimum	Average
VaR	¥8.7	¥4.3	¥6.2

(4) Deferred Tax Assets Information

1) Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of December 31, 2012 are as follows:

Millions of yen
December 31, 2012
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥71,947
Investments in subsidiaries and affiliates	174,994
Valuation of financial instruments	162,625
Accrued pension and severance costs	26,142
Other accrued expenses and provisions	90,074
Operating losses	320,331
Other	18,160

Gross deferred tax assets	864,273
Less—Valuation allowance	(507,663)

Total deferred tax assets	356,610

Deferred tax liabilities
Investments in subsidiaries and affiliates	82,017
Valuation of financial instruments	37,407
Undistributed earnings of foreign subsidiaries	2,991
Valuation of fixed assets	117,795
Other	7,828

Total deferred tax liabilities	248,038

Net deferred tax assets	¥108,572

2) Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Qualitative Disclosures about Market Risk

1) Risk Management

Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

2) Global Risk Management Structure

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up the framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the Executive Management Board (“EMB”) has established the Integrated Risk Management Policy, describing the overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value at Risk or VaR. Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and sensitivity analysis to measure and analyze our market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Credit Risk

The Nomura Group defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, the Nomura Group has set out the basic principles in its Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to improve our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

The Nomura Group has been applying the Foundation Internal Rating Based Approach in calculating Credit Risk Weighted Asset for regulatory capital calculation since the end of March 2011. However, the Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Operational Risk Management

The Nomura Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events”. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

Nomura’s GIRMC has approved the Nomura Global Operational Risk Management Policy, which defines the fundamental policy and framework for operational risk management across the Nomura Group in order to meet business and regulatory needs. This Policy is supported by further Minimum Standards and Procedures to clearly set out a consistent framework for the management of operational risk.

The Nomura Group uses The Standardized Approach (“TSA”) for calculating regulatory capital for operational risk. This involves using a 3 year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the Financial Services Agency (“FSA”), to establish the amount of required Operational Risk capital.

(6) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on liquidity risk appetite which the GIRMC formulates upon delegation by the EMB. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash.

We control centrally residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among the group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets.

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer of liquidity across the entities within the group.

We seek to achieve diversification of our funding sources by market, instrument type, investors and currency in order to reduce our reliance on any one funding source and reduce refinancing risk. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivative positions and/or the underlying assets to maintain funding consistency with our unsecured long-term debt.

2.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists primarily of short-term bank borrowings (including long-term bank borrowings maturing within one year), commercial paper, deposits at banking entities, certificates of deposit and bonds and notes maturing within one year. Deposits at banking entities and certificates of deposit represent customer deposits and certificates of deposit held by our banking subsidiaries.

2.2 Long-Term Unsecured Debt

We also routinely issue long-term debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost-effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other bond programs.

As a globally competitive financial service group in Japan, we have access to multiple markets worldwide and major funding centers. The Company, NSC, Nomura Europe Finance N.V. and Nomura Bank International plc are the main entities that conduct external borrowings, issuances of debt instruments and other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as may be necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

2.3 Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. A major part of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calling notes by indices are individually determined. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

2.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki” transactions. Repo transactions involve the selling of government and government agency securities under agreements with clients to repurchase these securities from clients. Japanese “Gensaki” transactions have no margin requirements or substitution right. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing with a various range and types of securities collateral and actively seeking to term out the tenor of certain transactions. For more detail on secured borrowings and repurchase agreements, see Item 4. Financial Information, 1. Consolidated Financial Statements, Note 4. “Collateralized transactions”.

3. Management of Credit Lines to Nomura Group entities.

We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests.

We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the firm’s liquidity requirements under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under company-specific and broad market wide events, including potential credit rating downgrades at the parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow” framework.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area. Our liquidity portfolio is composed of the highly liquid products such as cash and cash deposits, and government securities.

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. This represented enough unsecured debt maturing within one year. The aggregate value of our liquidity portfolios and other unencumbered assets is sufficient against our total unsecured debt maturing within one year.

In the stress test, we assume the cash outflow as shown below and also consider the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than one year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

In 2008, the Basel Committee published Principles for Sound Liquidity Risk Management and Supervision. To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions. After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5. Contingency Funding Plan.

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks including but not exclusively the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Cash and cash equivalents’ balance as of December 31, 2011 and as of December 31, 2012 were ¥1,014.6 billion and ¥820.0 billion, respectively. Cash flows from operating activities for the nine months ended December 31, 2011 were outflows of ¥296.7 billion due primarily to a decrease in Trading liabilities and those for December 31, 2012 were inflows of ¥346.4 billion due primarily to an increase in Securities sold under agreements to repurchase. Cash flows from investing activities for the nine months ended December 31, 2011 were inflows of ¥51.5 billion due primarily to a decrease in Other, net and those for December 31, 2012 were outflows of ¥125.1 billion due primarily to Payments for purchases of office buildings, land, equipment and facilities. Cash flows from financing activities for the nine months ended December 31, 2011 and December 31, 2012 were outflows of ¥340.1 billion and ¥490.4 billion respectively due primarily to a decrease in Borrowings.

Balance Sheet and Financial Leverage

Total assets as of December 31, 2012 were ¥38,562.2 billion, an increase of ¥2,864.9 billion compared to ¥35,697.3 billion as of March 31, 2012, due primarily to increases in Trading assets and Securities purchased under agreements to resell. Total liabilities as of December 31, 2012 were ¥36,127.1 billion, an increase of ¥2,819.0 billion compared to ¥33,308.2 billion as of March 31, 2012, due primarily to increases in Securities sold under agreements to repurchase and Securities loaned. NHI shareholders’ equity as of December 31, 2012 was ¥2,167.9 billion, an increase of ¥60.6 billion compared to ¥2,107.2 billion as of March 31, 2012, due to an increase in Accumulated other comprehensive income.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to Nomura, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2012	December 31, 2012
NHI shareholders’ equity	¥2,107.2	¥2,167.9
Total assets(1)	35,697.3	38,562.2
Adjusted assets(2)	21,954.7	25,086.9
Leverage ratio(3)	16.9x	17.8x
Adjusted leverage ratio(4)	10.4x	11.6x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported leverage and adjusted leverage ratios as of March 31, 2012 and December 31, 2012.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 8.0% reflecting primarily increases in Trading assets and Securities purchased under agreements to resell. NHI shareholders’ equity increased by 2.9%. Our leverage ratio went up from 16.9 times as of March 31, 2012 to 17.8 times as of December 31, 2012.

Adjusted assets increased due primarily to the increase in Trading assets. As a result, our adjusted leverage ratio went up from 10.4 times as of March 31, 2012 to 11.6 times as of December 31, 2012.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

Beginning from the end of March 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.”, although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerates Guideline.

The Company has been assigned as Final Designated Parent Company who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”) in April 2011. Since then, we have been calculating our Basel II-based consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and we have calculated our Basel 2.5-based consolidated capital adequacy ratio since December 2011. From December 31, 2012, upon approval from the FSA, we started using internal model method for credit risk exposure calculation of majority of derivative and repurchase transactions instead of current exposure method or comprehensive method.

In accordance with Article 3 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is calculated based on the amounts of qualifying capital, credit risk-weighted assets, market risk and operational risk. Also in accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio should be higher than 8%. As of December 31, 2012, we were in compliance with this requirement, with a consolidated capital adequacy ratio of 19.4%.

The following table presents the Company’s consolidated capital adequacy ratios as of December 31, 2012:

Billions of yen, except ratios
December 31, 2012
Qualifying Capital
Tier 1 capital	¥2,174.4
Tier 2 capital	320.8
Tier 3 capital	251.0
Deductions	253.9
Total qualifying capital	2,492.4
Risk-Weighted Assets
Credit risk-weighted assets	6,078.6
Market risk equivalent assets	4,392.6
Operational risk equivalent assets	2,363.0
Total risk-weighted assets	12,834.3
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	19.4%
Tier 1 capital ratio	16.9%

(7) Current Challenges

The new challenges on operating and financing activities that arose during the nine months ended December 31, 2012 and until the submission date of this Quarterly Securities Report are as follows:

On March 21, May 29 and June 8, 2012, the Securities and Exchange Surveillance Commission (“SESC”) recommended orders for administrative monetary penalties against certain entities for insider trading. On findings that these entities had received inside information from employees of NSC, a consolidated subsidiary of the Company, a committee of external attorneys and other members commissioned by the Company and NSC (“Committee”) conducted an extensive investigation to identify the facts and analyze the causes of these incidents. On June 29, 2012, the Company and NSC received a report from the Committee setting forth their findings on the facts of the matter above as well as issues in connection with NSC’s institutional equity sales and its system for managing corporate-related information and preventative measures.

Also on June 29, 2012, the Company and NSC announced a series of improvement measures in consideration of the Committee’s recommendations for preventative measures, and the cause factors that NSC had recognized. On July 26, 2012, the Company and NSC announced the status of progress of the improvement measures. The outline of the improvement measures is as follows:

1.	Transmission of Information from Private-side to Public-side Departments

(1)	Voluntary review of rules by Trading Compliance Department

(2)	Transfer of the Institutional Equity Sales Department’s “person in charge of public offerings”

(3)	Review of control system for Corporate-related Information

(4)	Restriction on contact with analysts and private-side departments by departments in charge of sales to institutional investors

Private-side Departments: Departments handling corporate-related information such as equity public offerings, other types of financing and M&A transactions

Public-side Departments: Departments which do not handle corporate-related information, but rather engage in sales activities facing institutional and individual investors

2.	Reinforcing information control system in respect of departments relevant to equity business with institutional investors

(1)	Establishment of an “Equity Administration Department”

(2)	Restrictions on chat functionalities in the departments in charge of institutional equity sales

(3)	Compulsory use of mobile phones with a recording function

(4)	Extending the retention period of call recordings

3.	Transmission of information to clients from salesperson in charge of institutional investors

(1)	Drawing up of guidelines pertaining to provision of information to institutional investors

(2)	Appropriate use of entertainment and meeting expenses

4.	Improvement of recruitment, education and performance appraisals

(1)	Reinforcement of recruitment process

(2)	Reinforcement of training

(3)	Improvement of performance appraisals

5.	Comprehensive imbuement of business ethics

(1)	Implementation of regular training on business ethics for all officers and employees

(2)	Improvement of functions of the departmental compliance officers

(3)	Spreading awareness regarding the firm’s Compliance Hotline and utilization

6.	Other

(1)	Voluntary suspension of business of the Institutional Equity Sales Department and Syndicate Department and intensive training

(2)	Drastic reforms to the institutional equity sales related teams

(3)	Reassignment of institutional equity salespersons and Syndicate Department personnel

(4)	Intensive training to departments relevant to this matter

(5)	Segregation of compliance between the Holding Company and its subsidiaries

(6)	Drawing up rules of conduct for analysts

(7)	Reevaluating the time line of an equity public offering in case of a fall in share price prior to its public announcement

(8)	Clarification of location of responsibilities of officers and employees

On July 31, 2012, the SESC issued a recommendation to the Prime Minister and the Commissioner of the FSA to bring administrative action against NSC. The recommendation was based on the findings of an inspection of NSC conducted by the SESC in which violations of laws and regulations were identified in business practices relating to the control of corporate-related information concerning public offerings that inadequately addressed the necessary and appropriate measures to prevent unfair trading as well as acts of soliciting customers for the sale and purchase and/or other transactions of securities by providing corporate-related information and other inappropriate business practices. In accordance with this recommendation, on August 3, 2012, FSA issued a business improvement order against NSC which contains (1) To thoroughly implement and firmly establish the preventative measures described in the internal investigation report; (2) To regularly report the status of the implementation of the preventative measures; and (3) To regularly review the effectiveness of the preventative measures and report the findings of the reviews. On August 8, 2012, NSC submitted a report on its business improvement measures to FSA in accordance with the business improvement order dated August 3, 2012. We take this matter very seriously and we apologize again to our clients and all other concerned parties for the trouble that has been caused. We have established the Improvement Measures Implementation Committee under the direct control of the President of NSC, which is composed of Internal Control Supervisory Manager, relevant executive officers and department heads of NSC. The committee continuously monitors the implementation of improvement measures and reports to FSA periodically. We continuously review and monitor transactions under the management structure led by the Internal Control Supervisory Manager, including the Equity Administration Department. In case we identify any suspicious transaction or transmission of information, we continue to report to the FSA and the SESC.

In relation to a recommendation to impose administrative monetary penalty issued by SESC on November 2, 2012, there is a strong possibility that Japan Advisory LLC found out about an upcoming public offering by noticing the issuer’s name being left out of a sector report provided by NSC in July 2011. During one of its voluntary investigations, NSC learned of circumstances with such strong possibility of being related to this incident and reported its findings to the SESC. NSC’s practice to comply with the law to prevent solicitation prior to the filing of the registration statement for the respective public offering may have led Japan Advisory LLC to infer non-public corporate-related information.

Since implementing the improvement measures, we have revised the procedures and in principle, the rule now allows providing reports on the companies preparing for a public offering and also mentioning names of such companies in research reports and sector reports, prior to the issuer’s resolution on an issuance or official announcement. In addition, salespersons are prohibited from making inquiries to analysts trying to extract information related to financing, and we have adopted a code of conduct for analysts.

Implementation of all improvement measures including those to be implemented by December 31, 2012 have been completed and by integrating them into the firm’s operations, we aim to regain the trust of the capital markets and enhance our internal controls through further voluntary inspections and investigations.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the “Total” is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2012	Number of Issued Shares as of February 14, 2013	Trading Markets	Details
Common stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Osaka Securities Exchange(2)
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between February 1, 2013 and the submission date (February 14, 2013) are not included in the number of issued shares as of the submission date.
(2)	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

Stock acquisition rights issued during the current period are as follows:

Stock Acquisition Rights No. 51

Date of Resolution	October 26, 2012

Number of Stock Acquisition Right	28,570(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,857,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥298 per share

Exercise Period of the Stock Acquisition Right	From November 13, 2014 to November 12, 2019

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥298 Capital Inclusion Price ¥188

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Shares to be Delivered x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Shares to be Delivered)

(3) Exercise of Moving Strike Bonds with Subscription Warrant

None

(4) Rights Plan

None

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

			Millions of yen
Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity	Shareholders’ Equity	Increase/Decrease of Additional paid-in capital	Additional paid-in capital
December 31, 2012	—	3,822,562,601	—	594,493	—	559,676

(6) Major Shareholders

Not applicable as this is the third quarter.

(7) Voting Rights

A. Outstanding Shares

As of December 31, 2012
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 115,165,900 (Crossholding Stocks	)	—	—
Common stock 4,693,800
Stock with full voting right (Others)	Common stock 3,700,877,100		37,008,771	—
Shares less than 1 unit	Common stock 1,825,801		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		37,008,771	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others)”. 6 shares of treasury stocks and 55 shares of crossholding stocks are included in “Shares less than 1 unit”.

B. Treasury Stocks

		As of December 31, 2012
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	115,165,900	—	115,165,900	3.01
(Crossholding Stocks)
The Asahi Fire and Marine Insurance Co., Ltd.	7, Kanda Mitoshirocho, Chiyoda-Ku, Tokyo, Japan	2,528,800	—	2,528,800	0.07
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Tokyo Aircraft Instrument Co., Ltd.	2-2-6, Oyamagaoka, Machida-Shi, Tokyo, Japan	60,000	—	60,000	0.00
Nomura Japan Corporation	2-1-3 Nihonbashi Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		119,859,700	—	119,859,700	3.14

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and presentations which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a quarterly review of the consolidated financial statements for the three and nine months ended December 31, 2012.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the three and nine months ended December 31, 2012, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2012	December 31, 2012
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,070,520	¥820,045
Time deposits		653,462	439,082
Deposits with stock exchanges and other segregated cash		229,695	264,418

Total cash and cash deposits		1,953,677	1,523,545

Loans and receivables:
Loans receivable (including ¥458,352 million and ¥467,148 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2, 7	1,293,372	1,296,883
Receivables from customers		58,310	79,855
Receivables from other than customers		864,629	884,240
Allowance for doubtful accounts	*7	(4,888)	(4,361)

Total loans and receivables		2,211,423	2,256,617

Collateralized agreements:
Securities purchased under agreements to resell (including ¥752,407 million and ¥1,032,458 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2	7,662,748	8,379,315
Securities borrowed		6,079,898	5,096,044

Total collateralized agreements		13,742,646	13,475,359

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,732,118 million and ¥7,676,359 million as of March 31, 2012 and December 31, 2012, respectively; including ¥16,548 million and ¥18,105 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2, 3	13,921,639	17,566,074
Private equity investments (including the ¥53,635 million and ¥44,143 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2	201,955	89,545

Total trading assets and private equity investments		14,123,594	17,655,619

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million as of March 31, 2012 and ¥383,691 million as of December 31, 2012)		1,045,950	1,097,812
Non-trading debt securities	*2, 5	862,758	945,236
Investments in equity securities	*2	88,187	101,784
Investments in and advances to affiliated companies	*7	193,954	201,079
Other (including ¥1,627 million and ¥2,044 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2, 5, 10	1,475,123	1,305,178

Total other assets		3,665,972	3,651,089

Total assets		¥35,697,312	¥38,562,229

(1)	Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2012	December 31, 2012
LIABILITIES AND EQUITY
Short-term borrowings (including ¥153,497 million and ¥72,924 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2	¥1,185,613	¥933,756
Payables and deposits:
Payables to customers		764,857	457,551
Payables to other than customers		767,860	759,508
Deposits received at banks		904,653	961,405

Total payables and deposits		2,437,370	2,178,464

Collateralized financing:
Securities sold under agreements to repurchase (including ¥307,083 million and ¥270,089 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2	9,928,293	13,110,371
Securities loaned		1,700,029	2,267,597
Other secured borrowings		890,952	913,630

Total collateralized financing		12,519,274	16,291,598

Trading liabilities	*2, 3	7,495,177	7,246,288
Other liabilities (including ¥4,246 million and ¥3,002 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2, 10	1,165,901	1,125,264
Long-term borrowings (including ¥1,925,421 million and ¥1,853,541 million measured at fair value by applying the fair value option as of March 31, 2012 and December 31, 2012, respectively)	*2	8,504,840	8,351,776

Total liabilities		33,308,175	36,127,146

Commitments and contingencies	*15
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2012 and December 31, 2012
Issued—3,822,562,601 shares as of March 31, 2012 and December 31, 2012
Outstanding—3,663,483,895 shares as of March 31, 2012 and 3,704,073,196 shares as of December 31, 2012		594,493	594,493
Additional paid-in capital		698,771	689,680
Retained earnings		1,058,945	1,076,367
Accumulated other comprehensive income (loss)		(145,149)	(117,931)

Total NHI shareholders’ equity before treasury stock		2,207,060	2,242,609
Common stock held in treasury, at cost—159,078,706 shares as of March 31, 2012 and 118,489,405 shares as of December 31, 2012		(99,819)	(74,719)

Total NHI shareholders’ equity		2,107,241	2,167,890

Noncontrolling interests		281,896	267,193
Total equity		2,389,137	2,435,083

Total liabilities and equity		¥35,697,312	¥38,562,229

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 6. “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2012	December 31, 2012
Cash and cash deposits	¥52	¥48
Trading assets and private equity investments	999	1,081
Other assets	555	515

Total assets	¥1,606	¥1,644

Trading liabilities	¥42	¥24
Other liabilities	35	32
Borrowings	992	994

Total liabilities	¥1,069	¥1,050

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income (UNAUDITED)

		Millions of yen
	Notes	Nine months ended December 31
		2011	2012
Revenue:
Commissions		¥256,689	¥233,327
Fees from investment banking		44,835	40,541
Asset management and portfolio service fees		109,165	102,241
Net gain on trading	*2, 3	173,631	261,516
Gain on private equity investments		26,286	6,543
Interest and dividends		343,442	296,048
Gain (loss) on investments in equity securities		(5,919)	14,767
Other	*9	338,229	404,817

Total revenue		1,286,358	1,359,800
Interest expense		249,467	199,781

Net revenue		1,036,891	1,160,019

Non-interest expenses:
Compensation and benefits		406,659	392,967
Commissions and floor brokerage		69,518	66,800
Information processing and communications		133,488	130,341
Occupancy and related depreciation		73,247	68,429
Business development expenses		34,391	34,553
Other	*9, 10	295,389	398,881

Total non-interest expenses		1,012,692	1,091,971

Income before income taxes		24,199	68,048
Income tax expense	*14	25,870	56,520

Net income (loss)		¥(1,671)	¥11,528
Less: Net income (loss) attributable to noncontrolling interests		8,828	(13,284)

Net income (loss) attributable to NHI shareholders		¥(10,499)	¥24,812

		Yen
		Nine months ended December 31
	Notes	2011	2012
Per share of common stock:	*11
Basic—
Net income (loss) attributable to NHI shareholders per share		¥(2.89)	¥6.73
Diluted—
Net income (loss) attributable to NHI shareholders per share		¥(2.89)	¥6.60

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income—(Continued) (UNAUDITED)

		Millions of yen
		Three months ended December 31
	Notes	2011	2012
Revenue:
Commissions		¥73,983	¥83,681
Fees from investment banking		17,246	13,027
Asset management and portfolio service fees		33,398	35,017
Net gain on trading	*2, 3	80,147	88,188
Gain on private equity investments		34,551	11,631
Interest and dividends		103,067	99,745
Gain (loss) on investments in equity securities		(2,778)	8,858
Other	*9	141,887	118,834

Total revenue		481,501	458,981
Interest expense		76,564	69,895

Net revenue		404,937	389,086

Non-interest expenses:
Compensation and benefits		127,783	134,698
Commissions and floor brokerage		22,521	22,918
Information processing and communications		46,397	42,672
Occupancy and related depreciation		26,184	22,179
Business development expenses		12,723	12,051
Other	*9, 10	134,856	141,603

Total non-interest expenses		370,464	376,121

Income before income taxes		34,473	12,965
Income tax expense	*14	9,923	12,874

Net income		¥24,550	¥91
Less: Net income (loss) attributable to noncontrolling interests		6,728	(20,021)

Net income attributable to NHI shareholders		¥17,822	¥20,112

		Yen
		Three months ended December 31
	Notes	2011	2012
Per share of common stock:	*11
Basic—
Net income attributable to NHI shareholders per share		¥4.87	¥5.44
Diluted—
Net income attributable to NHI shareholders per share		¥4.84	¥5.33

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2011	2012
Net income (loss)	¥(1,671)	¥11,528
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(41,426)	21,374
Defined benefit pension plans:
Pension liability adjustment	1,263	5,612
Deferred income taxes	(643)	(1,547)

Total	620	4,065
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,219)	5,393
Deferred income taxes	—	(1,239)

Total	(1,219)	4,154

Total other comprehensive income (loss)	(42,025)	29,593

Comprehensive income (loss)	¥(43,696)	¥41,121
Less: Comprehensive income (loss) attributable to noncontrolling interests	7,245	(10,909)

Comprehensive income (loss) attributable to NHI shareholders	¥(50,941)	¥52,030

	Millions of yen
	Three months ended December 31
	2011	2012
Net income	¥24,550	¥91
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(1,431)	42,717
Defined benefit pension plans:
Pension liability adjustment	373	1,550
Deferred income taxes	(282)	(424)

Total	91	1,126
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(2,258)	6,425
Deferred income taxes	375	(1,222)

Total	(1,883)	5,203

Total other comprehensive income (loss)	(3,223)	49,046

Comprehensive income	¥21,327	¥49,137
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,759	(16,906)

Comprehensive income attributable to NHI shareholders	¥14,568	¥66,043

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2011	2012
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	646,315	698,771
Issuance of common stock	30,356	—
Gain (loss) on sales of treasury stock	273	(1,589)
Issuance and exercise of common stock options	14,343	(7,560)
Purchase / sale of subsidiary shares, net	1,915	58

Balance at end of period	693,202	689,680

Retained earnings
Balance at beginning of year	1,069,334	1,058,945
Net income (loss) attributable to NHI shareholders	(10,499)	24,812
Cash dividends(1)	(14,645)	(7,390)

Balance at end of period	1,044,190	1,076,367

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)	(110,652)
Net change during the period	(40,142)	20,128

Balance at end of period	(137,568)	(90,524)

Defined benefit pension plans
Balance at beginning of year	(32,270)	(35,132)
Pension liability adjustment	620	3,980

Balance at end of period	(31,650)	(31,152)

Non-trading securities
Balance at beginning of year	—	635
Net unrealized gain (loss) on non-trading securities	(920)	3,110

Balance at end of period	(920)	3,745

Balance at end of period	(170,138)	(117,931)

Common stock held in treasury
Balance at beginning of year	(97,692)	(99,819)
Repurchases of common stock	(8,943)	(4)
Sales of common stock	1	0
Common stock issued to employees	6,206	25,309
Other net change in treasury stock	156	(205)

Balance at end of period	(100,272)	(74,719)

Total NHI shareholders’ equity

Balance at end of period	2,061,475	2,167,890

Noncontrolling interests
Balance at beginning of year	8,882	281,896
Cash dividends	(1,552)	(1,471)
Net income attributable to noncontrolling interests	8,828	(13,284)
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(1,583)	2,375
Purchase / sale of subsidiary shares, net	274,023	61
Other net change in noncontrolling interests	(2,463)	(2,384)

Balance at end of period	286,135	267,193

Total equity
Balance at end of period	¥2,347,610	¥2,435,083

(1) Dividends per share	Nine months ended December 31, 2011	¥4.00	Three months ended December 31, 2011	¥0.00
	Nine months ended December 31, 2012	¥2.00	Three months ended December 31, 2012	¥0.00

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31
	2011	2012
Cash flows from operating activities:
Net income (loss)	¥(1,671)	¥11,528
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	73,524	68,145
(Gain) loss on investments in equity securities	5,919	(14,767)
Deferred income taxes	9,685	32,690
Changes in operating assets and liabilities:
Time deposits	(153,968)	224,727
Deposits with stock exchanges and other segregated cash	(126,650)	(22,337)
Trading assets and private equity investments	1,621,791	(2,839,669)
Trading liabilities	(2,012,483)	(560,581)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	74,233	2,285,985
Securities borrowed, net of securities loaned	843,319	1,585,939
Other secured borrowings	(168,236)	22,679
Loans and receivables, net of allowance for doubtful accounts	(441,934)	100,018
Payables	(106,793)	(443,801)
Bonus accrual	(39,196)	(8,955)
Accrued income taxes, net	1,646	(1,977)
Other, net	124,163	(93,268)

Net cash provided by (used in) operating activities	(296,651)	346,356

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(107,787)	(179,789)
Proceeds from sales of office buildings, land, equipment and facilities	58,662	85,423
Payments for purchases of investments in equity securities	(113)	(219)
Proceeds from sales of investments in equity securities	5,365	1,401
Decrease in loans receivable at banks, net	30,825	36,916
Decrease (increase) in non-trading debt securities, net	23,193	(70,949)
Other, net	41,328	2,138

Net cash provided by (used in) investing activities	51,473	(125,079)

Cash flows from financing activities:
Increase in long-term borrowings	1,664,644	1,272,364
Decrease in long-term borrowings	(2,121,349)	(1,535,886)
Increase (decrease) in short-term borrowings, net	74,221	(253,824)
Increase in deposits received at banks, net	79,777	41,616
Proceeds from sales of common stock held in treasury	9	41
Payments for repurchases of common stock held in treasury	(8,286)	(4)
Payments for cash dividends	(29,066)	(14,730)

Net cash used in financing activities	(340,050)	(490,423)

Effect of exchange rate changes on cash and cash equivalents	(20,536)	18,671

Net decrease in cash and cash equivalents	(605,764)	(250,475)
Cash and cash equivalents at beginning of year	1,620,340	1,070,520

Cash and cash equivalents at end of period	¥1,014,576	¥820,045

Supplemental information:
Cash paid during the period for—
Interest	¥269,622	¥212,239
Income tax payments, net	¥14,540	¥25,806

Non cash activities—

Business acquisitions:

During the nine months ended December 31, 2011, as a result of business acquisitions, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥2,132,740 million and ¥1,784,621 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares its consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., the U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the nine and three months ended December 31, 2012. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model,” which takes into account of ownership level of voting interest in an entity and other factors beyond the ownership level.

In addition, U.S. GAAP provides a definition of investment companies for which a specialized audit and accounting guide applies, and entities that are subject to this guide carry all of their investments at fair value, with changes in fair value recognized through earnings. Under Japanese GAAP, under situations such as where a venture capital fund holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in net assets as a separate item. Income before income taxes prepared under U.S. GAAP, therefore, was ¥6,101 million (lower) and ¥14,932 million (higher) for the nine months ended December 31, 2011 and 2012, respectively, and ¥2,462 million (lower) and ¥8,900 million (higher) for the three months ended December 31, 2011 and 2012, respectively.

Unrealized gains and losses on non-trading debt and equity securities—

Under U.S. GAAP applicable to broker-dealers, non-trading securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these securities are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in net assets as a separate item. Income before income taxes prepared under U.S. GAAP, therefore, was ¥7,300 million (higher) and ¥4,107 million (higher) for the nine months ended December 31, 2011 and 2012, respectively, and ¥181 million (higher) and ¥512 million (lower) for the three months ended December 31, 2011 and 2012, respectively for non-trading debt securities. Income before income taxes prepared under U.S. GAAP was ¥6,309 million (lower) and ¥4,519 million (lower) for the nine months ended December 31, 2011 and 2012, respectively, and ¥2,891 million (lower) and ¥2,792 million (lower) for the three months ended December 31, 2011 and 2012, respectively for non-trading equity securities.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the projected benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over a certain periods of less than 20 years based on the straight-line method. Therefore, under U.S. GAAP, Income before income taxes was ¥4,640 million (higher) and ¥3,515 million (lower) for the nine months ended December 31, 2011 and 2012, respectively, and ¥1,524 million (higher) and ¥1,545 million (higher) for the three months ended December 31, 2011 and 2012, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in fair value of derivative contracts, net of applicable income taxes, are recognized in net assets as a separate item.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized in earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under U.S. GAAP, Income before income taxes was ¥6,187 million (lower) and ¥4,504 million (higher) for the nine months ended December 31, 2011 and 2012, respectively, and ¥2,194 million (lower) and ¥6,590 million (lower) for the three months ended December 31, 2011 and 2012, respectively. In addition, non-marketable equity securities which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30 and December 31, 2012.

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended June 30, 2012:

Goodwill impairment testing

In September 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to Accounting Standard Codification™ (“ASC”) 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of Accounting Standard Update (“ASU”) 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed in fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura adopted ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, these amendments did not have a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”) which deferred certain aspects of ASU 2011-05.

Nomura adopted ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, these amendments did not have a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Nomura plans to adopt ASU 2012-02 from April 1, 2013. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, it is not expected to have a material impact on these consolidated financial statements.

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), and issued a related amendment in January 2013 through ASU 2013-01 “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). These amendments require an entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 and 2013-01 are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 and 2013-01 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when assets and liabilities can be offset, they are not expected to have a material impact on these consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued amendments to ASC 220-10 “Comprehensive Income—Overall” through issuance of ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The amendments require an entity to disclose additional information about amounts reclassified out of accumulated other comprehensive income, including changes in accumulated other comprehensive income balances by component of accumulated other comprehensive income and information about significant items reclassified out of accumulated other comprehensive income.

ASU 2013-02 supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 and 2011-12. ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted.

Nomura will adopt ASU 2013-02 from April 1, 2013. Because these amendments only require changes in presentation and disclosure of amounts reclassified out of accumulated other comprehensive income rather than change the guidance regarding recognition of such amounts, they are not expected to have a material impact on these consolidated financial statements.

2. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2012 within the fair value hierarchy.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥745	¥1,194	¥125	¥—	¥2,064
Private equity investments(3)	—	—	202	—	202
Japanese government securities	2,143	—	—	—	2,143
Japanese agency and municipal securities	—	151	10	—	161
Foreign government, agency and municipal securities	3,072	1,185	37	—	4,294
Bank and corporate debt securities and loans for trading purposes	—	1,276	62	—	1,338
Commercial mortgage-backed securities (“CMBS”)	—	135	8	—	143
Residential mortgage-backed securities (“RMBS”)	—	2,010	5	—	2,015
Mortgage and other mortgage-backed securities	—	1	91	—	92
Collateralized debt obligations (“CDO”) and other(4)	—	103	20	—	123
Investment trust funds and other	95	85	9	—	189

Total cash instruments	6,055	6,140	569	—	12,764

Derivative assets(5)
Equity contracts	584	937	82	—	1,603
Interest rate contracts	14	18,850	57	—	18,921
Credit contracts	0	1,650	214	—	1,864
Foreign exchange contracts	0	1,229	131	—	1,360
Commodity contracts	1	3	0	—	4
Netting	—	—	—	(22,392)	(22,392)

Total derivative assets	599	22,669	484	(22,392)	1,360

Subtotal	¥6,654	¥28,809	¥1,053	¥(22,392)	¥14,124

Loans and receivables(6)	—	447	11	—	458
Collateralized agreements(7)	—	752	—	—	752
Other assets
Non-trading debt securities	680	177	6	—	863
Other(3)	216	6	72	—	294

Total	¥7,550	¥30,191	¥1,142	¥(22,392)	¥16,491

Liabilities:
Trading liabilities
Equities	¥579	¥413	¥0	¥—	¥992
Japanese government securities	2,624	—	—	—	2,624
Foreign government, agency and municipal securities	1,800	490	—	—	2,290
Bank and corporate debt securities	—	233	1	—	234
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	43	3	—	—	46

Total cash instruments	5,046	1,140	1	—	6,187

Derivative liabilities(5)
Equity contracts	617	1,016	68	—	1,701
Interest rate contracts	12	18,708	96	—	18,816
Credit contracts	0	1,727	225	—	1,952
Foreign exchange contracts	0	1,297	113	—	1,410
Commodity contracts	1	4	0	—	5
Netting	—	—	—	(22,576)	(22,576)

Total derivative liabilities	630	22,752	502	(22,576)	1,308

Subtotal	¥5,676	¥23,892	¥503	¥(22,576)	¥7,495

Short-term borrowings(8)	—	153	0	—	153
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	307	—	—	307
Long-term borrowings(8)(10)(11)	154	1,549	(13)	—	1,690
Other liabilities(12)	93	4	—	—	97

Total	¥5,923	¥25,905	¥490	¥(22,576)	¥9,742

	Billions of yen
	December 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,151	¥1,025	¥129	¥—	¥2,305
Private equity investments(3)	—	—	90	—	90
Japanese government securities	3,708	—	—	—	3,708
Japanese agency and municipal securities	—	82	0	—	82
Foreign government, agency and municipal securities	3,666	1,321	87	—	5,074
Bank and corporate debt securities and loans for trading purposes	—	1,353	51	—	1,404
Commercial mortgage-backed securities (“CMBS”)	—	146	2	—	148
Residential mortgage-backed securities (“RMBS”)	—	2,615	6	—	2,621
Mortgage and other mortgage-backed securities	—	—	74	—	74
Collateralized debt obligations (“CDO”) and other(4)	—	133	9	—	142
Investment trust funds and other	259	26	11	—	296

Total cash instruments	8,784	6,701	459	—	15,944

Derivative assets(5)
Equity contracts	512	902	73	—	1,487
Interest rate contracts	2	21,911	189	—	22,102
Credit contracts	—	1,439	150	—	1,589
Foreign exchange contracts	—	1,714	13	—	1,727
Commodity contracts	0	16	0	—	16
Netting	—	—	—	(25,209)	(25,209)

Total derivative assets	514	25,982	425	(25,209)	1,712

Subtotal	¥9,298	¥32,683	¥884	¥(25,209)	¥17,656

Loans and receivables(6)	—	459	8	—	467
Collateralized agreements(7)	—	1,032	—	—	1,032
Other assets
Non-trading debt securities	466	475	4	—	945
Other(3)	144	21	69	—	234

Total	¥9,908	¥34,670	¥965	¥(25,209)	¥20,334

Liabilities:
Trading liabilities
Equities	¥774	¥66	¥0	¥—	¥840
Japanese government securities	1,505	—	—	—	1,505
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	2,515	454	—	—	2,969
Bank and corporate debt securities	—	236	0	—	236
Residential mortgage-backed securities (“RMBS”)	—	3	—	—	3
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	34	11	—	—	45

Total cash instruments	4,828	771	0	—	5,599

Derivative liabilities(5)
Equity contracts	577	989	60	—	1,626
Interest rate contracts	3	21,551	229	—	21,783
Credit contracts	0	1,667	113	—	1,780
Foreign exchange contracts	0	1,861	14	—	1,875
Commodity contracts	1	15	0	—	16
Netting	—	—	—	(25,433)	(25,433)

Total derivative liabilities	581	26,083	416	(25,433)	1,647

Subtotal	¥5,409	¥26,854	¥416	¥(25,433)	¥7,246

Short-term borrowings(8)	—	72	1	—	73
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	270	—	—	270
Long-term borrowings(8)(10)(11)	173	1,488	93	—	1,754
Other liabilities(12)	25	17	0	—	42

Total	¥5,607	¥28,701	¥510	¥(25,433)	¥9,385

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows:

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified as Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued. Nomura refined fair value measurement of investments in unlisted equity securities reported within Other assets during the nine months ended December 31, 2012.

Private equity investments—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) valuation techniques which incorporates estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital (“WACC”) or comparable market multiple valuation techniques such as Enterprise Value/earnings before interest, taxes, depreciation and amortization ratios, (“EV/EBITDA ratios”), Price/Earnings ratios (“PE ratios”), Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable or there is significant uncertainty.

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they are traded in active markets. Certain securities may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2. These are valued using DCF valuation techniques which include unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using quoted market prices and recent market transactions of identical or similar debt securities, if available. The significant valuation inputs used for DCF valuations are yields, asset swap spreads and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable. Certain bank and corporate debt securities will be classified as Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them as Level 2, or because credit spreads of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using quoted market prices and recent market transactions of identical or similar securities, if available. The significant valuation inputs used for DCF valuations include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS are generally classified in Level 2 because these valuation inputs are observable. Certain CMBS and RMBS positions will be classified as Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them as Level 2, or because one or more of the valuation inputs used in DCF valuations are unobservable.

Mortgage and other mortgage-backed securities—The fair value of other mortgage-backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified as Level 3 as the valuation includes unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDO”) and other—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment rates, loss severities and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple DCF techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. During the year ended March 31, 2012, Nomura began using the Overnight Indexed Swap curve rather than the LIBOR curve to estimate the fair value of certain collateralized derivative contracts. During the three months ended December 31, 2012, Nomura has further refined this valuation methodology to incorporate additional features of the collateral. Nomura believes the changes introduced are more representative of how market participants in the principal market for these derivatives would determine fair value. The impact of this change on the fair value measurements applied to these derivatives was a loss of ¥11 billion during the period.

Loans—Loans carried at fair value either as trading assets or through election of the fair value option are valued primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using DCF valuation techniques. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as government, agency and municipal securities and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfers and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements including those classified as Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. The group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. The group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. The group reports to the Global Head of Market and Quantitative Risk.

The fundamental components of this governance framework over valuation processes within Nomura particularly around Level 3 financial instruments are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent reviews is generally based on the model risk rating and the materiality of usage of the model with more frequent review where warranted by market conditions.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

During the three months ended December 31, 2012, a lack of liquidity continues to persist in certain classes of financial instrument which have impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include those listed below.

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for certain Level 3 financial instruments as of March 31, 2012 and December 31, 2012.

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values
Assets:
Trading assets and private equity investments
Equities	¥125	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 20.0 – 30.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.2 x 1.7 x 20.0%

		DCM	Capitalization rates	5.2 – 6.5%

Private equity investments	202	DCF	WACC Growth rates Operating margins Liquidity discounts	6.8 – 12.0% 0.0 – 2.0% 23.0% 0.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.3 – 12.6 x 12.9 x 0.5 – 0.7 x 0.5 x 0.0 – 50.0%

Japanese agency and municipal securities	10	DCF	Credit spreads	0.1%

Foreign government, agency and municipal securities	37	DCF	Credit spreads	0.6 – 17.0%

Bank and corporate debt securities and loans for trading purposes	62	DCF	Credit spreads	0.4 – 25.6%

Commercial mortgage-backed securities (“CMBS”)	8	DCF	Yields Prepayment rates Default probabilities Loss severities	3.0 – 24.5% 0.0 – 25.0% 0.0 – 60.0% 0.0 – 50.0%

Residential mortgage-backed securities (“RMBS”)	5	DCF	Yields Prepayment rates Default probabilities Loss severities	1.6 – 30.0% 1.0 – 5.0% 2.0 – 4.0% 20.0 – 40.0%

Mortgage and other mortgage-backed securities	91	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.7 – 11.4%

Collateralized debt obligations (“CDO”) and other	20	DCF	Yields Prepayment rates Default probabilities Loss severities	12.0 – 30.0% 0.0 – 15.0% 1.5 – 3.0% 30.0 – 60.0%

Investment trust funds and other	9	DCF	Credit spreads Correlations	0.0 – 13.6% 0.50 – 0.70

Derivatives, net:
Equity contracts	14	Option models	Dividend yield Volatilities Correlations	0.1 – 13.5% 12.1 – 65.1% (0.95) – 0.94

Interest rate contracts	(39)	DCF	Forward FX rates Interest rates Volatilities Correlations	53.2 – 105.4 0.8 – 4.7% 5.5 – 121.0% (0.55) – 1.00

Credit contracts	(11)	DCF	Credit spreads Recovery rates Volatilities Correlations	1.3 – 1,912.4 bps 5.0 – 52.0% 10.0 – 75.0% 0.11 – 1.00

Foreign exchange contracts	18	Option models	Volatilities	10.0 – 18.5%

		DCF	Forward FX rates	2.5 – 11,052.0

Loans and receivables	11	DCF	Credit spreads	3.0 – 15.0%

Other assets
Non-trading debt securities	6	DCF	Credit spreads	0.6 – 2.0%

Other(1)	72	DCF	WACC Growth rates	6.8 – 9.3% 0.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.9x 0.5x 25.0%

Liabilities:
Long-term borrowings	¥(13)	DCF	Yields Prepayment rates Default probabilities Loss severities Volatilities Correlations	22.0 – 67.0% 15.0% 2.0 – 6.0% 30.0 – 60.0% 5.5 – 118.5% (0.76) – 1.00

	December 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values
Assets:
Trading assets and private equity investments
Equities	¥129	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 25.0 – 30.0%

		DCM	Capitalization rates	5.2 – 6.7%

Private equity investments	90	DCF	WACC Growth rates Liquidity discounts	8.2% 0.0% 25.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.2 – 12.4 x 12.2 x 0.5 x 0.4 x 0.0 – 25.0%

Foreign government, agency and municipal securities	87	DCF	Credit spreads	0.0 – 9.5%

Bank and corporate debt securities and loans for trading purposes	51	DCF	Credit spreads Recovery rates	0.0 – 51.4% 3.5 – 8.0%

Commercial mortgage-backed securities (“CMBS”)	2	DCF	Yields Prepayment rates Default probabilities Loss severities	0.5 – 25.0% 0.0 – 10.0% 15.0 – 100.0% 0.0 – 80.0%

Residential mortgage-backed securities (“RMBS”)	6	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 21.2% 0.0 – 7.7% 0.0 – 5.0% 50.0 – 100.0%

Mortgage and other mortgage-backed securities	74	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.8 – 8.8%

Collateralized debt obligations (“CDO”) and other	9	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 56.2% 0.0 – 15.0% 2.0 – 4.0% 30.0 – 75.0%

Investment trust funds and other	11	DCF	Credit spreads Correlations	0.1 – 13.5% 0.50 – 0.71

Derivatives, net:
Equity contracts	13	Option models	Dividend yield Volatilities Correlations	0.0 – 13.2% 5.7 – 68.9% (0.85) – 0.96

Interest rate contracts	(40)	DCF	Forward FX rates Interest rates Volatilities Correlations	59.4 – 120.1 0.8 – 4.2% 8.6 – 124.2% (0.68) – 0.99

Credit contracts	37	DCF	Credit spreads Recovery rates Volatilities Correlations	8.3 – 750.0 bps 15.0 – 40.0% 10.0 – 70.0% 0.12 – 1.00

Foreign exchange contracts	(1)	Option models	Volatilities	1.4 – 21.2%

		DCF	Forward FX rates	2.5 – 12,490.0

Loans and receivables	8	DCF	Credit spreads	3.0 – 7.8%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.3%

Other(1)	69	DCF	WACC Growth rates Liquidity discounts	7.1 – 8.2% 0.0 – 1.0% 25.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	2.6 – 13.6 x 10.0 – 26.0 x 0.4 – 1.3 x 25.0 – 30.0%

Liabilities:
Long-term borrowings	¥93	DCF	Volatilities Correlations	12.8 – 124.2% (0.85) – 0.99

(1)	Valuation technique(s) and unobservable inputs represent those of equity securities reported with Other assets.

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs is described below:

•

Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in operating margin or growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios and Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Japanese agency and municipal securities, Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Mortgage and other mortgage-backed securities and Collateralized debt obligations (“CDO”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change loss severities and a directionally opposite change prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower ) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Long-term borrowings—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in the assumption used for loss severities and a directionally opposite change in prepayment rates. Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified as Level 3 for the nine and three months ended December 31, 2011 and 2012. Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the three months ended December 31, 2012, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

The following tables in this note that relate to the nine and three months ended December 31, 2011 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2012.

	Billions of yen
	Nine months ended December 31, 2011
	Beginning balance as of nine months ended December 31, 2011	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Net transfers into / (out of) Level 3(3)	Balance as of nine months ended December 31, 2011
Assets:
Trading assets and private equity investments
Equities	¥121	¥(13)	¥—	¥47	¥(17)	¥—	¥(4)	¥(11)	¥123
Private equity investments	289	22	—	4	(30)	—	(10)	—	275
Japanese agency and municipal securities	—	0	—	5	(5)	—	—	—	0
Foreign government, agency and municipal securities	23	7	—	265	(260)	—	—	(10)	25
Bank and corporate debt securities and loans for trading purposes	51	(0)	—	122	(106)	—	(2)	13	78
Commercial mortgage-backed securities (“CMBS”)	28	0	—	6	(23)	—	(1)	3	13
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	3	(1)	—	(0)	13	18
Mortgage and other mortgage-backed securities	128	2	—	7	(28)	—	(0)	—	109
Collateralized debt obligations (“CDO”) and other	34	(1)	—	12	(15)	—	(1)	(10)	19
Investment trust funds and other	10	0	—	2	(2)	—	(0)	—	10

Total cash instruments	687	17	—	473	(487)	—	(18)	(2)	670

Derivatives, net(4)
Equity contracts	28	(8)	—	—	—	(11)	(1)	(3)	5
Interest rate contracts	11	(1)	—	—	—	(28)	(6)	(14)	(38)
Credit contracts	(55)	14	—	—	—	36	3	(1)	(3)
Foreign exchange contracts	2	20	—	—	—	(5)	(0)	0	17
Commodity contracts	(2)	0	—	—	—	(1)	(0)	2	(1)

Total derivatives, net	(16)	25	—	—	—	(9)	(4)	(16)	(20)

Subtotal	¥671	¥42	¥—	¥473	¥(487)	¥(9)	¥(22)	¥(18)	¥650

Loans and receivables	11	(1)	—	5	(5)	—	(1)	—	9
Other assets
Non-trading debt securities	0	0	(0)	7	(2)	—	(0)	—	5
Other	25	1	(0)	66	(8)	—	(0)	0	84

Total	¥707	¥42	¥(0)	¥551	¥(502)	¥(9)	¥(23)	¥(18)	¥748

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥—	¥—	¥—	¥1	¥(1)	¥—	¥—	¥—	¥—

Subtotal	¥—	¥—	¥—	¥1	¥(1)	¥—	¥—	¥—	¥—

Short-term borrowings	1	0	—	16	(15)	—	0	(1)	1
Payables and deposits	1	(0)	—	(0)	(1)	—	—	—	(0)
Long-term borrowings	144	8	—	81	(108)	—	(14)	(44)	51

Total	¥146	¥8	¥—	¥98	¥(125)	¥—	¥(14)	¥(45)	¥52

	Billions of yen
	Nine months ended December 31, 2012
	Beginning balance as of nine months ended December 31, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of nine months ended December 31, 2012
Assets:
Trading assets and private equity investments
Equities	¥125	¥1	¥—	¥34	¥(16)	¥—	¥1	¥6	¥(22)	¥129
Private equity investments	202	7	—	3	(131)	—	9	—	—	90
Japanese agency and municipal securities	10	0	—	1	(11)	—	—	0	(0)	0
Foreign government, agency and municipal securities	37	23	—	512	(517)	—	0	49	(17)	87
Bank and corporate debt securities and loans for trading purposes	62	4	—	208	(253)	—	4	58	(32)	51
Commercial mortgage-backed securities (“CMBS”)	8	2	—	6	(14)	—	1	4	(5)	2
Residential mortgage-backed securities (“RMBS”)	5	0	—	19	(19)	—	0	2	(1)	6
Mortgage and other mortgage-backed securities	91	1	—	1	(19)	—	(0)	—	—	74
Collateralized debt obligations (“CDO”) and other	20	(1)	—	8	(15)	—	0	2	(5)	9
Investment trust funds and other	9	1	—	2	(1)	—	0	0	(0)	11

Total cash instruments	569	38	—	794	(996)	—	15	121	(82)	459

Derivatives, net(4)
Equity contracts	14	(10)	—	—	—	2	1	(3)	9	13
Interest rate contracts	(39)	(16)	—	—	—	20	1	(3)	(3)	(40)
Credit contracts	(11)	(19)	—	—	—	46	1	1	19	37
Foreign exchange contracts	18	2	—	—	—	(2)	(0)	(6)	(13)	(1)
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	(0)	(0)

Total derivatives, net	(18)	(43)	—	—	—	66	3	(11)	12	9

Subtotal	¥551	¥(5)	¥—	¥794	¥(996)	¥66	¥18	¥110	¥(70)	¥468

Loans and receivables	11	(0)	—	0	(1)	—	0	—	(2)	8
Other assets
Non-trading debt securities	6	(0)	0	0	(2)	—	0	—	—	4
Other(5)	72	12	(0)	0	(15)	—	0	0	(0)	69

Total	¥640	¥7	¥(0)	¥794	¥(1,014)	¥66	¥18	¥110	¥(72)	¥549

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥(0)	¥—	¥0	¥0	¥—	¥0
Bank and corporate debt securities	1	(0)	—	0	(1)	—	0	—	—	0

Subtotal	¥1	¥(0)	¥—	¥0	¥(1)	¥—	¥0	¥0	¥—	¥0

Short-term borrowings	0	0	—	2	(0)	—	(0)	1	(2)	1
Payables and deposits	(0)	(0)	—	(0)	(0)	—	—	—	—	(0)
Long-term borrowings	(13)	(77)	—	36	(52)	—	1	94	(50)	93
Other liabilities	—	0	—	0	(0)	—	0	—	—	0

Total	¥(12)	¥(77)	¥—	¥38	¥(53)	¥—	¥1	¥95	¥(52)	¥94

	Billions of yen
	Three months ended December 31, 2011
	Beginning balance as of three months ended December 31, 2011	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Net transfers into / (out of) Level 3(3)	Balance as of three months ended December 31, 2011
Assets:
Trading assets and private equity investments
Equities	¥134	¥(1)	¥—	¥6	¥(6)	¥—	¥0	¥(10)	¥123
Private equity investments	260	34	—	3	(23)	—	1	—	275
Japanese agency and municipal securities	—	0	—	2	(2)	—	—	—	0
Foreign government, agency and municipal securities	24	3	—	141	(144)	—	—	1	25
Bank and corporate debt securities and loans for trading purposes	66	1	—	45	(36)	—	0	2	78
Commercial mortgage-backed securities (“CMBS”)	8	(0)	—	6	(3)	—	0	2	13
Residential mortgage-backed securities (“RMBS”)	4	(0)	—	3	(1)	—	0	12	18
Mortgage and other mortgage-backed securities	111	4	—	—	(6)	—	0	—	109
Collateralized debt obligations (“CDO”) and other	19	(1)	—	2	(4)	—	0	3	19
Investment trust funds and other	9	1	—	1	(1)	—	(0)	—	10

Total cash instruments	635	41	—	209	(226)	—	1	10	670

Derivatives, net(4)
Equity contracts	9	(0)	—	—	—	(0)	0	(4)	5
Interest rate contracts	(18)	(7)	—	—	—	(5)	1	(9)	(38)
Credit contracts	(22)	13	—	—	—	2	(0)	4	(3)
Foreign exchange contracts	17	1	—	—	—	(2)	1	0	17
Commodity contracts	(1)	0	—	—	—	(0)	(0)	(0)	(1)

Total derivatives, net	(15)	7	—	—	—	(5)	2	(9)	(20)

Subtotal	¥620	¥48	¥—	¥209	¥(226)	¥(5)	¥3	¥1	¥650

Loans and receivables	7	(1)	—	3	—	—	0	—	9
Other assets
Non-trading debt securities	7	0	(0)	0	(2)	—	0	—	5
Other	78	(0)	(0)	6	(0)	—	0	(0)	84

Total	¥712	¥47	¥(0)	¥218	¥(228)	¥(5)	¥3	¥1	¥748

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥1	¥(0)	¥—	¥—	¥(1)	¥—	¥—	¥—	¥—

Subtotal	¥1	¥(0)	¥—	¥—	¥(1)	¥—	¥—	¥—	¥—

Short-term borrowings	15	0	—	0	(14)	—	0	(0)	1
Payables and deposits	1	0	—	—	(1)	—	—	—	(0)
Long-term borrowings	(66)	(30)	—	81	8	—	1	(3)	51

Total	¥(49)	¥(30)	¥—	¥81	¥(8)	¥—	¥1	¥(3)	¥52

	Billions of yen
	Three months ended December 31, 2012
	Beginning balance as of three months ended December 31, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended December 31, 2012
Assets:
Trading assets and private equity investments
Equities	¥121	¥1	¥—	¥25	¥(6)	¥—	¥4	¥1	¥(17)	¥129
Private equity investments	188	13	—	1	(128)	—	16	—	—	90
Japanese agency and municipal securities	—	0		0	(0)	—	—	0	—	0
Foreign government, agency and municipal securities	49	16	—	203	(196)	—	0	26	(11)	87
Bank and corporate debt securities and loans for trading purposes	90	3	—	52	(116)	—	6	19	(3)	51
Commercial mortgage-backed securities (“CMBS”)	11	0	—	1	(11)	—	1	—	—	2
Residential mortgage-backed securities (“RMBS”)	5	(0)	—	1	(1)	—	1	0	—	6
Mortgage and other mortgage-backed securities	77	1	—	1	(5)	—	0	—	—	74
Collateralized debt obligations (“CDO”) and other	11	(0)	—	3	(5)	—	1	—	(1)	9
Investment trust funds and other	10	1	—	0	(0)	—	0	—	(0)	11

Total cash instruments	562	35	—	287	(468)	—	29	46	(32)	459

Derivatives, net(4)
Equity contracts	15	(9)	—	—	—	(0)	2	2	3	13
Interest rate contracts	(6)	(4)	—	—	—	8	4	(38)	(4)	(40)
Credit contracts	(2)	(12)	—	—	—	37	1	0	13	37
Foreign exchange contracts	11	2	—	—	—	(4)	0	(11)	1	(1)
Commodity contracts	(0)	0	—	—	—	0	(0)	—	(0)	(0)

Total derivatives, net	18	(23)	—	—	—	41	7	(47)	13	9

Subtotal	¥580	¥12	¥—	¥287	¥(468)	¥41	¥36	¥(1)	¥(19)	¥468

Loans and receivables	8	(0)	—	0	(1)	—	1	—	—	8
Other assets
Non-trading debt securities	4	(0)	0	0	(0)	—	0	—	—	4
Other(5)	81	(4)	(0)	0	(8)	—	0	—	(0)	69

Total	¥673	¥8	¥(0)	¥287	¥(477)	¥41	¥37	¥(1)	¥(19)	¥549

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥(0)	¥—	¥0	¥—	¥—	¥0
Bank and corporate debt securities	0	(0)	—	0	—	—	0	—	—	0

Subtotal	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥—	¥—	¥0

Short-term borrowings	1	(0)	—	0	(0)	—	—	0	(0)	1
Payables and deposits	(0)	(0)	—	(0)	—	—	—	—	—	(0)
Long-term borrowings	(14)	(91)	—	3	(6)	—	4	52	(37)	93
Other liabilities	0	0	—	0	0	—	0	—	—	0

Total	¥(13)	¥(91)	¥—	¥3	¥(6)	¥—	¥4	¥52	¥(37)	¥94

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers into / (out of) Level 3, Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3 all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level all gains/ (losses) during the quarter are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(5)	Includes the impact of the refined fair value measurement of investments in unlisted equity securities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the nine and three months ended December 31, 2011 and 2012, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date:

	Billions of yen
	Nine months ended December 31
	2011	2012
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(2)	¥(0)
Private equity investments	20	(12)
Japanese agency and municipal securities	(0)	0
Foreign government, agency and municipal securities	1	2
Bank and corporate debt securities and loans for trading purposes	(2)	0
Commercial mortgage-backed securities (“CMBS”)	1	0
Residential mortgage-backed securities (“RMBS”)	(1)	0
Mortgage and other mortgage-backed securities	2	0
Collateralized debt obligations (“CDO”) and other	(2)	(0)
Investment trust funds and other	1	1

Total cash instruments	18	(9)

Derivatives, net(2)
Equity contracts	(3)	3
Interest rate contracts	(15)	(28)
Credit contracts	16	(8)
Foreign exchange contracts	14	(2)
Commodity contracts	(1)	0

Total derivatives, net	11	(35)

Subtotal	¥29	¥(44)

Loans and receivables	(2)	(0)
Other assets
Non-trading debt securities	0	—
Other(3)	(0)	10

Total	¥27	¥(34)

Liabilities:
Trading liabilities
Equities	¥—	¥0
Bank and corporate debt securities	—	(0)

Subtotal	¥—	¥(0)

Short-term borrowings	0	(0)
Payables and deposits	(0)	(0)
Long-term borrowings	(1)	(93)

Total	¥(1)	¥(93)

	Billions of yen
	Three months ended December 31
	2011	2012
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(1)	¥(0)
Private equity investments	31	(4)
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	2
Bank and corporate debt securities and loans for trading purposes	1	0
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	(0)	(0)
Mortgage and other mortgage-backed securities	4	1
Collateralized debt obligations (“CDO”) and other	(0)	0
Investment trust funds and other	0	1

Total cash instruments	35	0

Derivatives, net(2)
Equity contracts	0	(7)
Interest rate contracts	(11)	(5)
Credit contracts	(5)	(10)
Foreign exchange contracts	0	3
Commodity contracts	(0)	0

Total derivatives, net	(16)	(19)

Subtotal	¥19	¥(19)

Loans and receivables	(1)	(0)
Other assets
Non-trading debt securities	0	—
Other(3)	(0)	(5)

Total	¥18	¥(24)

Liabilities:
Trading liabilities
Equities	¥—	¥0
Bank and corporate debt securities	—	(0)

Subtotal	¥—	¥(0)

Short-term borrowings	0	(0)
Payables and deposits	0	(0)
Long-term borrowings	(29)	(93)

Total	¥(29)	¥(93)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes the impact of the refined fair value measurement of investments in unlisted equity securities.

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the nine and three months ended December 31, 2011, there were no significant amount of transfers between Level 1 and Level 2.

For the nine months ended December 31, 2012, a total of ¥456 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised ¥249 billion of debt securities reported within Other assets—Non-trading debt securities which were transferred because the observable markets in which these instruments are traded became inactive. This also comprised primarily ¥197 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥43 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised ¥40 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended December 31, 2012, a total of ¥175 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥175 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥33 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised ¥30 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the nine months ended December 31, 2012, a total of ¥336 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥324 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥374 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised ¥372 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the three months ended December 31, 2012, a total of ¥8 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This was because the observable markets in which these instruments are traded became active. During the same period, a total of ¥3 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1.

Transfers out of Level 3

For the nine and three months ended December 31, 2011, there were no significant amount of transfers out of Level 3.

For the nine months ended December 31, 2012, a total of ¥84 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥32 billion of bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became observable. This also comprised primarily ¥22 billion of equities which were transferred because certain credit spreads and liquidity discounts became observable, ¥17 billion of foreign government, agency and municipal securities which were transferred because certain credit spreads became observable, ¥5 billion of CMBS which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥5 billion of CDO and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable. During the same period, a total of ¥52 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥47 billion of long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became observable.

A total of ¥ (12) billion of net derivative contracts were transferred out of Level 3. This comprised primarily ¥ (19) billion of credit contracts which were transferred because certain credit spreads, recovery rates, volatilities and correlations became observable, ¥13 billion of foreign exchange contracts which were transferred because certain volatilities and forward FX rates became observable and ¥ (9) billion of equity contracts which were transferred because certain dividend yield, volatilities and correlations became observable.

For the three months ended December 31, 2012, a total of ¥32 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised ¥17 billion of equities which were transferred because certain credit spreads and liquidity discounts became observable and ¥11 billion of foreign government, agency and municipal securities which were transferred because certain credit spreads became observable. During the same period, a total of ¥37 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥37 billion of long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became observable.

A total of ¥ (13) billion of net derivative contracts were also transferred out of Level 3. This comprised primarily ¥ (13) billion of credit contracts which were transferred because certain credit spreads, recovery rates, volatilities and correlations became observable.

Transfers into Level 3

For the nine and three months ended December 31, 2011, there were no significant amount of transfers into Level 3.

For the nine months ended December 31, 2012, a total of ¥121 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥58 billion of bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became unobservable and also comprised primarily ¥49 billion of foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant and gains on the foreign government, agency and municipal securities which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion. During the same period, a total of ¥95 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥91 billion of long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became unobservable. Losses on these transfer reported in long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred were ¥6 billion.

A total of ¥ (11) billion of net derivative contracts were also transferred into Level 3. This comprised ¥ (6) billion of foreign exchange contracts which were transferred because certain volatilities and forward FX rates became unobservable. The amount of gains and losses on the foreign exchange contracts which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

For the three months ended December 31, 2012, a total of ¥46 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥26 billion of foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable and ¥19 billion of bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became unobservable. Gains on the foreign government, agency and municipal securities which were recognized in the quarter when the transfer into Level 3 occurred were ¥6 billion and the amount of gains and losses on these transfer reported in bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥52 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥52 billion of long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became unobservable. Losses on these transfer reported in long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion.

A total of ¥ (47) billion of net derivative contracts were also transferred into Level 3. This comprised ¥ (38) billion of interest rate contracts which were transferred because certain forward FX rates, interest rates, volatilities and correlations became unobservable and ¥ (11) billion of foreign exchange contracts which were transferred because certain volatilities and forward FX rates became unobservable. The amount of gains and losses on the interest rate contracts and foreign exchange contracts which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2012 and December 31, 2012. Investments are presented by major categories relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥109	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	61	12	Quarterly	30 days
Real estate funds	11	15	—	—

Total	¥185	¥28

	Billions of yen
	December 31, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥64	¥16	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	65	9	Quarterly	30 days
Real estate funds	8	—	—	—

Total	¥141	¥26

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments”. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Resale and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities (“VIEs”) for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following tables present gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the nine and three months ended December 31, 2011 and 2012.

	Billions of yen
	Nine months ended December 31
	2011	2012
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥1
Private equity investments	(6)	(10)
Loans and receivables	(1)	16
Collateralized agreements(3)	8	(0)
Other assets(2)	(0)	0

Total	¥2	¥7

Liabilities:
Short-term borrowings(4)	¥(3)	¥(1)
Collateralized financing(3)	1	(0)
Long-term borrowings(4)(5)	72	(15)
Other liabilities(6)	(1)	0

Total	¥69	¥(16)

	Billions of yen
	Three months ended December 31
	2011	2012
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥0
Private equity investments	0	(5)
Loans and receivables	(9)	3
Collateralized agreements(3)	4	1
Other assets(2)	0	0

Total	¥(5)	¥(1)

Liabilities:
Short-term borrowings(4)	¥(4)	¥(9)
Collateralized financing(3)	1	(0)
Long-term borrowings(4)(5)	(23)	(46)
Other liabilities(6)	(1)	0

Total	¥(27)	¥(55)

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain (loss) on private equity investments in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes resale and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

In the common stock of Ashikaga Holdings Co., Ltd., Nomura elected to apply the fair value option for its 47.0% investment. This investment is reported within Trading assets and private equity investments—Private equity investments and Other assets—Other in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥20 billion for the nine months ended December 31, 2011, mainly due to the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥12 billion for the nine months ended December 31, 2012, mainly because of the tightening of Nomura’s credit spread.

Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥10 billion for the three months ended December 31, 2011, mainly due to the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥6 billion for the three months ended December 31, 2012, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2012, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥13 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of December 31, 2012, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥9 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 18% of total assets as of March 31, 2012 and 23% as of December 31, 2012.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3. “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,304	¥1,319	¥2,527	¥448	¥6,598

	Billions of yen
	December 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,790	¥1,603	¥2,957	¥514	¥8,864

(1)	Other than above, there were ¥640 billion and ¥752 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2012 and December 31, 2012, respectively. The vast majority of these securities are Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified as either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value.

	Billions of yen
	March 31, 2012(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,071	¥1,071	¥1,071	¥—	¥—
Time deposits	653	653	—	653	—
Deposits with stock exchanges and other segregated cash	230	230	—	230	—
Loans receivable(2)	1,290	1,286	—	1,031	255
Securities purchased under agreements to resell	7,663	7,663	—	7,663	—
Securities borrowed	6,080	6,080	—	6,080	—

Total Assets	¥16,987	¥16,983	¥1,071	¥15,657	¥255

Liabilities:
Short-term borrowings	¥1,186	¥1,186	¥—	¥1,186	¥0
Deposits received at banks	905	905	—	905	—
Securities sold under agreements to repurchase	9,928	9,928	—	9,928	—
Securities loaned	1,700	1,700	—	1,700	—
Long-term borrowings	8,505	8,242	154	8,084	4

Total Liabilities	¥22,224	¥21,961	¥154	¥21,803	¥4

	Billions of yen
	December 31, 2012(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥820	¥820	¥820	¥—	¥—
Time deposits	439	439	—	439	—
Deposits with stock exchanges and other segregated cash	264	264	—	264	—
Loans receivable(2)	1,294	1,296	—	1,069	227
Securities purchased under agreements to resell	8,379	8,379	—	8,379	0
Securities borrowed	5,096	5,096	—	5,096	—

Total Assets	¥16,292	¥16,294	¥820	¥15,247	¥227

Liabilities:
Short-term borrowings	¥934	¥934	¥—	¥933	¥1
Deposits received at banks	961	961	—	961	(0)
Securities sold under agreements to repurchase	13,110	13,110	—	13,110	—
Securities loaned	2,268	2,268	—	2,268	—
Long-term borrowings	8,352	8,114	173	7,848	93

Total Liabilities	¥25,625	¥25,387	¥173	¥25,120	¥94

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting allowance for loan losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and nonfinancial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2012, certain land and buildings were measured at fair value on a nonrecurring basis. The carrying amount of these assets, which are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets, were written down to their fair value of ¥17 billion as a result of impairment. Fair value was determined based on internal appraisal value and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified as Level 3 in the fair value hierarchy.

As of December 31, 2012, the amount of assets and liabilities measured at fair value on nonrecurring basis were not significant.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, for OTC derivatives, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in OTC derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥1,051 billion of cash collateral receivables against net derivative liabilities and ¥867 billion of cash collateral payables against net derivative assets as of March 31, 2012. Nomura offset ¥1,234 billion of cash collateral receivables against net derivative liabilities and ¥1,010 billion of cash collateral payables against net derivative assets as of December 31, 2012.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥18,881	¥(17,553)	¥(797)	¥531

	Billions of yen
	December 31, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥19,730	¥(17,986)	¥(958)	¥786

Derivative activities

All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,079	¥1,603	¥14,497	¥1,687
Interest rate contracts	636,833	18,843	592,413	18,597
Credit contracts	37,067	1,864	41,785	1,952
Foreign exchange contracts	59,296	1,356	62,999	1,407
Commodity contracts	50	4	45	5

Total	¥749,325	¥23,670	¥711,739	¥23,648

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,855	¥78	¥—	¥—
Foreign exchange contracts	190	4	97	1

Total	¥2,045	¥82	¥97	¥1

Total derivatives	¥751,370	¥23,752	¥711,836	¥23,649

	Billions of yen
	December 31, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥12,259	¥1,487	¥11,899	¥1,625
Interest rate contracts	642,283	22,011	622,984	21,646
Credit contracts	38,933	1,589	38,469	1,780
Foreign exchange contracts	56,866	1,727	57,683	1,863
Commodity contracts	22	16	62	16

Total	¥750,363	¥26,830	¥731,097	¥26,930

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,703	¥91	¥—	¥—
Foreign exchange contracts	14	0	358	11

Total	¥1,717	¥91	¥358	¥11

Total derivatives	¥752,080	¥26,921	¥731,455	¥26,941

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	Includes derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following tables present amounts included in the consolidated statements of income related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen
	Nine months ended December 31
	2011	2012
Derivatives used for trading purposes(1)(2):
Equity contracts	¥0	¥(7)
Interest rate contracts	60	(86)
Credit contracts	(60)	36
Foreign exchange contracts	12	(173)
Commodity contracts	(4)	(0)

Total	¥8	¥(230)

	Billions of yen
	Three months ended December 31
	2011	2012
Derivatives used for trading purposes(1)(2):
Equity contracts	¥(9)	¥(8)
Interest rate contracts	(62)	(65)
Credit contracts	(31)	48
Foreign exchange contracts	(3)	(229)
Commodity contracts	(11)	(0)

Total	¥(116)	¥(254)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

The following tables present amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Nine months ended December 31
	2011	2012
Derivatives designated as hedging instruments:
Interest rate contracts	¥95	¥27

Total	¥95	¥27

Hedged items:
Long-term borrowings	¥(95)	¥(27)

Total	¥(95)	¥(27)

	Billions of yen
	Three months ended December 31
	2011	2012
Derivatives designated as hedging instruments:
Interest rate contracts	¥36	¥4

Total	¥36	¥4

Hedged items:
Long-term borrowings	¥(36)	¥(4)

Total	¥(36)	¥(4)

Net investment hedges

Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables present gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Nine months ended December 31
	2011	2012
Hedging instruments:
Foreign exchange contracts	¥10	¥(6)
Long-term borrowings	9	(8)

Total	¥19	¥(14)

	Billions of yen
	Three months ended December 31
	2011	2012
Hedging instruments:
Foreign exchange contracts	¥0	¥(17)
Long-term borrowings	(2)	(16)

Total	¥(2)	¥(33)

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) were not significant during the nine months ended December 31, 2011 and 2012. The amount of gains (losses) were not significant during the three months ended December 31, 2011 and 2012.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

        The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2012, was ¥1,867 billion with related collateral pledged of ¥1,143 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥26 billion.

        The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2012, was ¥2,836 billion with related collateral pledged of ¥1,705 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of December 31, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥22 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2012 and December 31, 2012.

	Billions of yen
	March 31, 2012
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥562	¥20,159	¥2,902	¥6,750	¥8,510	¥1,997	¥18,692
Credit default indices	124	10,738	1,667	2,089	5,807	1,175	9,334
Other credit risk related portfolio products	223	3,298	1,084	1,201	441	572	2,138
Credit risk related options and swaptions	(1)	781	0	—	439	342	651

Total	¥908	¥34,976	¥5,653	¥10,040	¥15,197	¥4,086	¥30,815

	Billions of yen
	December 31, 2012
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥169	¥22,264	¥4,196	¥7,280	¥8,916	¥1,872	¥20,207
Credit default indices	7	10,212	1,237	2,891	5,586	498	9,280
Other credit risk related portfolio products	187	2,318	687	944	154	533	1,596
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥363	¥34,794	¥6,120	¥11,115	¥14,656	¥2,903	¥31,083

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,196	¥1,749	¥5,878	¥5,550	¥2,974	¥1,812	¥20,159
Credit default indices	140	711	5,358	2,905	1,619	5	10,738
Other credit risk related portfolio products	20	18	3	111	212	2,934	3,298
Credit risk related options and swaptions	0	0	137	532	112	—	781

Total	¥2,356	¥2,478	¥11,376	¥9,098	¥4,917	¥4,751	¥34,976

	Billions of yen
	December 31, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,122	¥1,557	¥5,620	¥7,385	¥3,419	¥2,161	¥22,264
Credit default indices	15	541	5,113	2,697	1,634	212	10,212
Other credit risk related portfolio products	43	14	7	116	221	1,917	2,318
Credit risk related options and swaptions	—	—	—	—	—	—	—

Total	¥2,180	¥2,112	¥10,740	¥10,198	¥5,274	¥4,290	¥34,794

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

4. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including government, municipal, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	March 31, 2012	December 31, 2012
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥32,075	¥32,038
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	23,895	26,681

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets on the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	March 31, 2012	December 31, 2012
Trading assets:
Equities and convertible securities	¥47,966	¥43,411
Government and government agency securities	1,333,482	1,579,422
Bank and corporate debt securities	139,863	110,837
Commercial mortgage-backed securities (“CMBS”)	40,183	27,351
Residential mortgage-backed securities (“RMBS”)	1,527,946	1,394,189
Collateralized debt obligations (“CDO”) and other(1)	82,298	59,423
Investment trust funds and other	—	24,907

Total	¥3,171,738	¥3,239,540

Non-trading debt securities	¥54,969	¥51,309
Investments in and advances to affiliated companies	¥33,921	¥35,576

(1)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31, 2012	December 31, 2012
Loans and receivables	¥55,236	¥508
Trading assets	1,515,079	1,538,050
Office buildings, land, equipment and facilities	116,530	112,262
Non-trading debt securities	337,681	334,778
Other	260,683	237,502

Total	¥2,285,209	¥2,223,100

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2012 and December 31, 2012 were ¥39,797 million and ¥nil, respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2012 and December 31, 2012 were ¥1,930 million and ¥nil, respectively.

5. Non-trading securities:

Non-trading securities held by the insurance subsidiary are carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are recognized within Revenue—Other in the consolidated statements of income.

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2012 and December 31, 2012.

	Millions of yen
	March 31, 2012
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥150,203	¥445	¥164	¥150,484
Other debt securities	37,356	115	182	37,289
Equity securities	53,358	3,194	2,069	54,483

Total	¥240,917	¥3,754	¥2,415	¥242,256

	Millions of yen
	December 31, 2012
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥214,690	¥3,475	¥754	¥217,411
Other debt securities	41,526	329	418	41,437
Equity securities	41,750	4,653	553	45,850

Total	¥297,966	¥8,457	¥1,725	¥304,698

For the nine months ended December 31, 2011, non-trading securities of ¥169,638 million were disposed of resulting in ¥2,767 million of realized gains and no significant amount of related realized losses. Total proceeds received from these disposals were ¥171,894 million. For the three months ended December 31, 2011, non-trading securities of ¥59,341 million were disposed of resulting in ¥1,283 million of realized gains and no significant amount of related realized losses. Total proceeds received from these disposals were ¥60,293 million.

For the nine months ended December 31, 2012, non-trading securities of ¥420,234 million were disposed of resulting in ¥7,544 million of realized gains and ¥1,050 million of realized losses. Total proceeds received from these disposals were ¥426,728 million. For the three months ended December 31, 2012, non-trading securities of ¥78,477 million were disposed of resulting in ¥2,463 million of realized gains and ¥41 million of realized losses. Total proceeds received from these disposals were ¥80,899 million. Related gains and losses were computed using the average method and were recognized in Revenue—Other in the consolidated statements of income.

The following table presents the fair value of residual contractual maturity of non-trading debt securities as of December 31, 2012. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	December 31, 2012
	Total	Years to maturity
		Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥258,848	¥68,830	¥63,247	¥72,660	¥54,111

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2012 and December 31, 2012.

	Millions of yen
	March 31, 2012
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥14,954	¥164	¥—	¥—	¥14,954	¥164
Other debt securities	5,920	182	—	—	5,920	182
Equity securities	21,049	2,069	—	—	21,049	2,069

Total	¥41,923	¥2,415	¥—	¥—	¥41,923	¥2,415

	Millions of yen
	December 31, 2012
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥142,243	¥595	¥2,782	¥159	¥145,025	¥754
Other debt securities	13,876	386	1,926	32	15,802	418
Equity securities	4,896	553	—	—	4,896	553

Total	¥161,015	¥1,534	¥4,708	¥191	¥165,723	¥1,725

As of March 31, 2012, the total number of non-trading securities in unrealized loss positions is approximately 70. As of December 31, 2012, the total number of non-trading securities in unrealized loss positions is approximately 100.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is recognized through earnings and any non-credit loss component recognized within Other comprehensive income (loss).

For the nine and three months ended December 31, 2011, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥1,078 million and ¥782 million, respectively. For the nine and three months ended December 31, 2012, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥4,823 million and ¥15 million, respectively. For the nine and three months ended December 31, 2012, the amount of credit loss component of other-than-temporary impairment losses recognized for the certain non-trading debt securities were not significant. For the nine and three months ended December 31, 2012, other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities and the subsequent changes in the fair value within Other comprehensive income (loss) were ¥154 million and ¥ (222) million, respectively. Other gross unrealized losses of non-trading securities were considered temporary.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the nine and three months ended December 31, 2011, Nomura received cash proceeds from SPEs in new securitizations of ¥284 billion and ¥144 billion, respectively, and the amount of associated profit on sale was not significant. For the nine and three months ended December 31, 2012, Nomura received cash proceeds from SPEs in new securitizations of ¥336 billion and ¥33 billion, respectively, and there was no associated profit on sale. For the nine and three months ended December 31, 2011, Nomura received debt securities issued by these SPEs with an initial value of ¥998 billion and ¥342 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥507 billion and ¥195 billion, respectively. For the nine and three months ended December 31, 2012, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,293 billion and ¥469 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥712 billion and ¥261 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,782 billion and ¥3,932 billion as of March 31, 2012 and December 31, 2012, respectively. Nomura’s retained interests were ¥165 billion and ¥250 billion, as of March 31, 2012 and December 31, 2012, respectively. For the nine and three months ended December 31, 2011, Nomura received cash flows of ¥11 billion and ¥4 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the nine and three months ended December 31, 2012, Nomura received cash flows of ¥16 billion and ¥5 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥27 billion and ¥17 billion as of March 31, 2012 and December 31, 2012, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥163	¥—	¥163	¥161	¥2
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥163	¥2	¥165	¥163	¥2

	Billions of yen
	December 31, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥248	¥—	¥248	¥245	¥3
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥248	¥2	¥250	¥247	¥3

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1)
	March 31, 2012	December 31, 2012
Fair value of retained interests(1)	¥157	¥238
Weighted-average life (Years)	7.0	6.0
Constant prepayment rate	8.1%	7.9%
Impact of 10% adverse change	(1.3)	(2.7)
Impact of 20% adverse change	(2.4)	(5.1)
Discount rate	3.3%	3.3%
Impact of 10% adverse change	(3.7)	(3.1)
Impact of 20% adverse change	(7.1)	(6.1)

(1)	The sensitivity analysis covers the material retained interests held of ¥157 billion out of ¥165 billion as of March 31, 2012 and ¥238 billion out of ¥250 billion as of December 31, 2012.
Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2012	December 31, 2012
Assets
Trading assets
Equities	¥116	¥103
Debt securities	84	85
Mortgage and mortgage-backed securities	27	24
Long-term loans receivable	21	9

Total	¥248	¥221

Liabilities
Long-term borrowings	¥223	¥207

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2012	December 31, 2012
Consolidated VIE assets
Cash and cash equivalents	¥52	¥48
Trading assets
Equities	730	589
Debt securities	180	316
Mortgage and mortgage-backed securities	84	132
Investment trust funds and other	0	—
Derivatives	4	43
Private equity investments	1	1
Securities purchased under agreements to resell	7	6
Office buildings, land, equipment and facilities(1)	140	150
Other(1)	408	359

Total	¥1,606	¥1,644

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥4	¥9
Derivatives	38	15
Securities sold under agreements to repurchase	0	4
Borrowings
Short-term borrowings	—	—
Long-term borrowings	992	994
Other	35	28

Total	¥1,069	¥1,050

(1)	Includes real estate and real estate for sale held by SPEs related to a consolidated subsidiary.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥58	¥—	¥58
Debt securities	133	—	133
Mortgage and mortgage-backed securities	2,137	—	2,137
Investment trust funds and other	96	—	96
Derivatives	0	9	27
Private equity investments	25	—	25
Loans
Short-term loans	2	—	2
Long-term loans	29	—	29
Other	5	—	5
Commitments to extend credit and other guarantees	—	—	19

Total	¥2,485	¥9	¥2,531

	Billions of yen
	December 31, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥60	¥—	¥60
Debt securities	151	—	151
Mortgage and mortgage-backed securities	2,728	—	2,728
Investment trust funds and other	249	—	249
Derivatives	0	—	17
Private equity investments	27	—	27
Loans
Short-term loans	6	—	6
Long-term loans	72	—	72
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	47

Total	¥3,297	¥—	¥3,361

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded in the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided for the investment banking activities, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with stock brokerage activities. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides for the investment banking activities. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following table presents a summary of the loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2012	December 31, 2012
Loans
Loans at banks	¥285,516	¥247,237
Short-term secured margin loans	165,246	192,326
Inter-bank money market loans	95,461	47,883
Corporate loans	747,149	809,437

Loans receivable total	¥1,293,372	¥1,296,883

of which:
Loans receivable carried at fair value(1)	¥458,352	¥467,148
Loans receivable carried at amortized cost	835,020	829,735
Advances to affiliated companies	¥10,649	¥8,570

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of Loans receivable and no reclassifications of Loans receivable to Trading assets for the nine and three months ended December 31, 2011 and 2012.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the allowance for losses for the nine and three months ended December 31, 2011 and 2012.

	Millions of yen
	Nine months ended December 31, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	49	(6)	—	(430)	53	(334)	330	(4)
Charge-offs	—	(1)	—	—	—	(1)	(1)	(2)
Other(1)	—	(1)	—	(297)	—	(298)	322	24

Ending balance	¥388	¥29	¥—	¥2,695	¥64	¥3,176	¥1,702	¥4,878

	Millions of yen
	Nine months ended December 31, 2012
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for losses	211	(2)	—	(1,002)	(18)	(811)	246	(565)
Charge-offs	(1)	(11)	—	(26)	—	(38)	—	(38)
Other(1)	—	(0)	—	64	—	64	12	76

Ending balance	¥762	¥11	¥—	¥1,794	¥33	¥2,600	¥1,761	¥4,361

	Millions of yen
	Three months ended December 31, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828
Provision for losses	—	(2)	—	(501)	64	(439)	509	70
Charge-offs	—	(1)	—	—	—	(1)	—	(1)
Other(1)	—	—	—	29	—	29	(48)	(19)

Ending balance	¥388	¥29	¥—	¥2,695	¥64	¥3,176	¥1,702	¥4,878

	Millions of yen
	Three months ended December 31, 2012
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening balance	¥762	¥13	¥—	¥1,746	¥32	¥2,553	¥1,581	¥4,134
Provision for losses	(0)	(2)	—	(127)	1	(128)	157	29
Charge-offs	—	(0)	—	(3)	—	(3)	—	(3)
Other(1)	—	0	—	178	—	178	23	201

Ending balance	¥762	¥11	¥—	¥1,794	¥33	¥2,600	¥1,761	¥4,361

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2012 and December 31, 2012.

	Millions of yen
	March 31, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥14	¥10	¥—	¥2,680	¥—	¥2,704
Evaluated collectively	538	14	—	78	51	681

Total allowance for loan losses	¥552	¥24	¥—	¥2,758	¥51	¥3,385

Loans by impairment methodology
Evaluated individually	¥212	¥58,636	¥95,461	¥329,312	¥394	¥484,015
Evaluated collectively	235,195	106,610	—	9,594	10,255	361,654

Total loans	¥235,407	¥165,246	¥95,461	¥338,906	¥10,649	¥845,669

	Millions of yen
	December 31, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥8	¥—	¥—	¥1,713	¥—	¥1,721
Evaluated collectively	754	11	—	81	33	879

Total allowance for loan losses	¥762	¥11	¥—	¥1,794	¥33	¥2,600

Loans by impairment methodology
Evaluated individually	¥208	¥84,650	¥47,883	¥333,510	¥805	¥467,056
Evaluated collectively	246,851	107,676	—	8,957	7,765	371,249

Total loans	¥247,059	¥192,326	¥47,883	¥342,467	¥8,570	¥838,305

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2012, there were ¥40,565 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant. As of December 31, 2012, there were ¥41,166 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥35,721 million, the total unpaid principal balance was ¥38,103 million and the related allowance was ¥2,693 million, primarily for unsecured corporate loans. As of December 31, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥33,958 million, the total unpaid principal balance was ¥35,795 million and the related allowance was ¥1,721 million, primarily for unsecured corporate loans.

The amount of TDR which occurred during the nine and three months ended December 31, 2011 and 2012, was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2012 and December 31, 2012.

	Millions of yen
	March 31, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥92,207	¥29,169	¥—	¥33,511	¥154,887
Unsecured loans at banks	80,507	—	13	—	80,520
Short-term secured margin loans	—	—	—	165,246	165,246
Secured inter-bank money market loans	1,461	—	—	—	1,461
Unsecured inter-bank money market loans	94,000	—	—	—	94,000
Secured corporate loans	131,767	93,331	4,232	70,657	299,987
Unsecured corporate loans	1,339	37,580	—	—	38,919
Advances to affiliated companies	10,255	—	—	394	10,649

Total	¥411,536	¥160,080	¥4,245	¥269,808	¥845,669

	Millions of yen
	December 31, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥96,355	¥31,610	¥—	¥32,296	¥160,261
Unsecured loans at banks	85,792	1,000	6	—	86,798
Short-term secured margin loans	—	—	—	192,326	192,326
Secured inter-bank money market loans	2,883	—	—	—	2,883
Unsecured inter-bank money market loans	45,000	—	—	—	45,000
Secured corporate loans	148,837	151,447	4,878	3,361	308,523
Unsecured corporate loans	—	33,944	—	—	33,944
Advances to affiliated companies	7,765	476	—	329	8,570

Total	¥386,632	¥218,477	¥4,884	¥228,312	¥838,305

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

8. Leases:

Lessor

Nomura leases office buildings located in Japan and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31, 2012			December 31, 2012
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥984,087	¥(11,174)	¥972,913	¥907,969	¥(10,722)	¥897,247
Aircraft	15,363	(1,684)	13,679	18,996	(2,059)	16,937

Total	¥999,450	¥(12,858)	¥986,592	¥926,965	¥(12,781)	¥914,184

(1)	The amounts of cost, accumulated depreciation and net carrying amount are including those for the portion utilized by Nomura.

Nomura recognized rental income of ¥48,216 million and ¥19,549 million for the nine and three months ended December 31, 2011, respectively, and recognized rental income of ¥58,772 million and ¥19,012 million for the nine and three months ended December 31, 2012, respectively. These are included in the consolidated statements of income within Revenue—Other.

The following table presents future minimum lease payments to be received on non-cancelable operating leases:

	Millions of yen
	March 31, 2012	December 31, 2012
Total minimum lease payments to be received	¥146,108	¥139,181

The minimum lease payments to be received above are scheduled as below as of December 31, 2012:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥139,181	¥25,712	¥23,440	¥19,837	¥15,184	¥12,025	¥42,983

Lessee

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable operating leases which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under non-cancelable operating leases. Rental expenses, net of sublease rental income, for the nine and three months ended December 31, 2011 were ¥33,846 million and ¥7,854 million, respectively, and for the nine and three months ended December 31, 2012 were ¥34,547 million and ¥11,089 million, respectively.

The following table presents future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year:

	Millions of yen
	March 31, 2012	December 31, 2012
Total minimum lease payments	¥169,038	¥162,773
Less: Sublease rental income	(9,948)	(8,920)

Net minimum lease payments	¥159,090	¥153,853

The minimum lease payments above are scheduled as below as of December 31, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥162,773	¥18,350	¥18,601	¥16,439	¥12,014	¥11,466	¥85,903

Nomura leases certain equipment and facilities in Japan and overseas under capital lease. Under capital leases, Nomura recognizes the leased assets at the lower of their fair value or present value of minimum lease payments. Capital lease assets of ¥27,902 million and ¥25,313 million are included in the consolidated balance sheets within Other assets—Office buildings, land, equipment and facilities as of March 31, 2012 and December 31, 2012, respectively.

The following table presents future minimum lease payments under capital leases as of December 31, 2012:

	Millions of yen
	March 31, 2012	December 31, 2012
Total minimum lease payments	¥52,855	¥57,457
Less: Amount representing interest	(28,896)	(30,983)

Present value of net lease payments	¥23,959	¥26,474

The minimum lease payments above are scheduled as below as of December 31, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥57,457	¥823	¥902	¥2,497	¥3,741	¥3,680	¥45,814

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

9. Business combinations:

During the nine months ended December 31, 2012, there was no significant business combination.

For the purpose of streamlining Nomura Group’s management structure for faster decision making in relation to reorganization, on May 13, 2011, Nomura entered into an agreement with one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, Nomura acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost is accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of income.

The Share Purchases are accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which is reported within Revenue—Other in the consolidated statements of income. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured at the fair value of ¥38,379 million. Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which is also reported within Revenue—Other in the consolidated statements of income.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in the consolidated statements of income since May 2011. For the nine and three months ended December 31, 2011, revenues generated by NLB and these other companies which have been included in the consolidated statements of income were ¥271,638 million and ¥129,581 million, respectively, including real estate sales of ¥115,013 million and ¥53,074 million, respectively. In addition, for the nine and three months ended December 31, 2011, costs of real estate sales were ¥106,291 million and ¥52,627 million respectively, and the impact from NLB and other companies acquired as a result of the Share Purchases were net income of ¥2,514 million and ¥2,615 million, respectively.

For the nine and three months ended December 31, 2012, revenues generated by NLB and these other companies which have been included in the consolidated statements of income were ¥377,199 million and ¥111,802 million, respectively, including real estate sales of ¥182,649 million and ¥48,081 million, respectively. In addition, for the nine and three months ended December 31, 2012, costs of real estate sales were ¥177,446 million and ¥64,212 million respectively, and the impact from NLB and other companies acquired as a result of the Share Purchases were a net loss of ¥72 million and net income of ¥634 million, respectively.

Revenues and expenses arising from NLB and other companies that are acquired as a result of the Share Purchases are generally reported in Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchases.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621

Equity attributable to NHI shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments in NLB and other newly consolidated subsidiaries	75,999

Goodwill	¥(44,963)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Includes real estate classified as held for sale.
(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

Based on the Share Exchange Agreement, 118 common shares of the company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, the Company issued 103,429,360 common shares. In addition, the common shares of NLB which Nomura acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the acquisitions occurred on April 1, 2010.

Millions of yen, except per share data
Nine months ended December 31, 2011
Total revenue	¥1,328,355

Net income (loss) attributable to NHI shareholders	¥(35,728)
Basic net income (loss) attributable to NHI shareholders per share	(9.82)
Diluted net income (loss) attributable to NHI shareholders per share	(9.83)

10. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31, 2012	December 31, 2012
Other assets—Other:
Securities received as collateral	¥92,743	¥39,020
Goodwill and other intangible assets(1)	160,227	148,230
Deferred tax assets	201,244	180,113
Investments in equity securities for other than operating purposes	113,006	91,116
Other(2)	907,903	846,699

Total	¥1,475,123	¥1,305,178

Other liabilities:
Obligation to return securities received as collateral	¥92,743	¥39,020
Accrued income taxes	16,169	11,280
Other accrued expenses and provisions	378,957	371,796
Other(3)	678,032	703,168

Total	¥1,165,901	¥1,125,264

(1)	For the nine months ended December 31, 2012, Nomura recognized impairment loss on goodwill relating to Wholesale Division of ¥8,293 million within Non-interest expenses—Other in the consolidated statements of income, due to decline in fair value of a reporting unit in Wholesale Division caused by prolonged economic downturn. The fair value was determined based on DCF.
(2)	Includes real estate classified as held for sale which is carried at the lower of net book value or fair value less cost to sell. For the nine and three months ended December 31, 2012, Nomura recognized losses of ¥28,180 million and ¥24,109 million, respectively within Non-interest expenses—Other for real estate classified as held for sale of which fair value less cost to sell is lower than net book value. As a result, Net income (loss) attributable to NHI shareholders for the nine and three months ended December 31, 2012 decreased by ¥3,364 million and ¥2,081 million, respectively.
(3)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. The amounts of carrying values are ¥292,120 million and ¥286,161 million and estimated fair values are ¥294,242 million and ¥290,609 million, as of March 31, 2012 and as of December 31, 2012, respectively. The fair value is estimated by discounting future cash flows and it would be generally classified as Level 3.

11. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31
	2011	2012
Basic—
Net income (loss) attributable to NHI shareholders	¥(10,499)	¥24,812
Weighted average number of shares outstanding	3,637,598,549	3,687,924,842
Net income (loss) attributable to NHI shareholders per share	¥(2.89)	¥6.73

Diluted—
Net income (loss) attributable to NHI shareholders	¥(10,506)	¥24,808
Weighted average number of shares outstanding	3,636,869,561	3,758,558,474
Net income (loss) attributable to NHI shareholders per share	¥(2.89)	¥6.60

	Millions of yen except per share data presented in yen
	Three months ended December 31
	2011	2012
Basic—
Net income attributable to NHI shareholders	¥17,822	¥20,112
Weighted average number of shares outstanding	3,661,849,097	3,699,163,813
Net income attributable to NHI shareholders per share	¥4.87	¥5.44

Diluted—
Net income attributable to NHI shareholders	¥17,822	¥20,148
Weighted average number of shares outstanding	3,681,100,410	3,780,971,820
Net income attributable to NHI shareholders per share	¥4.84	¥5.33

Net income (loss) attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the nine and three months ended December 31, 2011 and 2012, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the change in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS for the nine and three months ended December 31, 2011. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS for the nine and three months ended December 31, 2012.

Antidilutive stock options to purchase 123,650,000 common shares and 66,279,700 common shares for the nine and three months ended December 31, 2011, respectively, were not included in the computation of diluted EPS. Antidilutive stock options to purchase 16,616,700 common shares and 13,787,300 common shares were not included in the computation of diluted EPS for the nine and three months ended December 31, 2012, respectively.

12. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components.

Japanese entities’ plans—

	Millions of yen
	Nine months ended December 31
	2011	2012
Service cost	¥6,030	¥7,036
Interest cost	3,244	3,223
Expected return on plan assets	(2,349)	(3,064)
Amortization of net actuarial losses	2,224	2,606
Amortization of prior service cost	(861)	(1,158)

Net periodic benefit cost	¥8,288	¥8,643

	Millions of yen
	Three months ended December 31
	2011	2012
Service cost	¥2,029	¥2,428
Interest cost	1,082	1,075
Expected return on plan assets	(783)	(1,021)
Amortization of net actuarial losses	645	868
Amortization of prior service cost	(288)	(387)

Net periodic benefit cost	¥2,685	¥2,963

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

13. Restructuring initiatives:

In anticipation of an ongoing environment of economic uncertainty, Nomura has undertaken group-wide restructuring initiatives primarily focusing on the Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and allocate business resources to growth regions accordingly since the three month period ended December 31, 2011.

As a result of these restructuring initiatives, Nomura recognized ¥12,769 million of restructuring costs in total as of December 31, 2012 and ¥372 million for the nine months ended December 31, 2012. These primarily comprise employee termination costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Nomura did not have any restructuring costs for the three months ended December 31, 2012. Liabilities relating to restructuring costs after currency translation adjustments were ¥7,083 million and ¥3,000 million as of March 31, 2012 and December 31, 2012, respectively. For the nine months ended December 31, 2012, ¥4,745 million had been settled.

These restructuring initiatives are scheduled to be completed during the year ending March 31, 2013, however, the amount of costs to be incurred going forward is not expected to be material.

In addition to the restructuring initiatives described above, Nomura has commenced a further restructuring program focusing on the Wholesale Division to revise business models and increase business efficiencies since the three month period ended September 30, 2012.

As a result of the restructuring program, Nomura recognized ¥10,638 million of restructuring costs for the six months ended December 31, 2012 and ¥3,888 million for the three months ended December 31, 2012. These primarily are included within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Liabilities relating to restructuring costs after currency translation adjustments were ¥5,461 million as of December 31, 2012. For the six months ended December 31, 2012, ¥4,203 million had been settled.

This restructuring program is scheduled to be completed during the year ending March 31, 2014, however the total costs to be incurred going forward are currently under evaluation.

14. Income taxes:

Our effective statutory tax rates were 41% for the nine and three months ended December 31, 2011 and 38% for the nine and three months ended December 31, 2012. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011, effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2015, and 36% thereafter.

For the nine months ended December 31, 2011, the difference between the effective statutory tax rate of 41% and the effective tax rate of 106.9% was mainly due to an increase in valuation allowance of foreign subsidiaries and changes in effective statutory tax rates caused by revisions of domestic tax laws, whereas a decrease in valuation allowance of the Company and its domestic subsidiaries and non-taxable revenue decreased the effective tax rate. For the three months ended December 31, 2011, the difference between the effective statutory tax rate of 41% and the effective tax rate of 28.8% was mainly due to a decrease in valuation allowance of the Company and its domestic subsidiaries, whereas changes in effective statutory tax rates caused by revisions of domestic tax laws increased the effective tax rate.

For the nine months ended December 31, 2012, the difference between the effective statutory tax rate of 38% and the effective tax rate of 83.1% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate. For the three months ended December 31, 2012, the difference between the effective statutory tax rate of 38% and the effective tax rate of 99.3% was mainly due to non-deductible expenses and an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenues reduced the effective tax rate.

15. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included in below commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31, 2012	December 31, 2012
Commitments to extend credit	¥332,009	¥423,548
Commitments to invest in partnerships	28,825	26,374
Commitments to purchase aircraft	52,411	34,333

As of December 31, 2012, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥423,548	¥136,275	¥71,080	¥143,117	¥73,076
Commitments to invest in partnerships	26,374	66	17,132	3,249	5,927
Commitments to purchase aircraft	34,333	21,120	13,213	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future credit exposure or cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

The amounts of commitments to purchase real estate for sale and rental were ¥234,400 million as of March 31, 2012 and ¥258,942 million as of December 31, 2012. The amount as of December 31, 2012 included ¥157,215 million with maturities of less than 1 year and ¥101,727 million with maturities of 1 to 5 years.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company discloses details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below.

For certain other significant actions and proceedings described below, management is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues to vigorously challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proof of claims filed by the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”) in respect of swaps and other derivative transactions in the total amount of approximately $37 million, and affirmatively sought recovery of damages. On August 21, 2012, the parties filed a stipulation dismissing with prejudice the proceedings and resolving the claim.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Madoff Trustee. NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is Nomura’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP (the main operating subsidiary of Nomura in the U.K.). The SPC is included as part of NIP’s consolidated accounts. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased residential MBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of residential MBS purchased by WesCorp. The complaint alleges that WesCorp purchased residential MBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has issued tentative rulings dismissing NCUA’s claims, but no order has yet been entered. Due to the legal uncertainties involved, as well as the lack of any discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential MBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased residential MBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries, but an issue that would resolve a substantial part of the action is the subject of an interlocutory appeal to the United States Court of Appeals for the Second Circuit. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of residential MBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased residential MBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, but has certified for interlocutory appeal an issue that would substantially resolve the action in defendants’ favor. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America, Park Place Commerce Investments, LLC, Pru Alpha Fixed Income Opportunity Master Fund I, L.P., and Prudential Trust Company filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of residential MBS, including an action against NHEL, NCCI and NSI. The action against the U.S. subsidiaries has been removed to federal court. The complaint alleges that plaintiffs purchased over $183 million in residential mortgage-backed securities from five different offerings. Plaintiffs allege that the offering materials contained material misrepresentations that were fraudulent regarding the underwriting practices and quality of the loans making up the securities. Plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. Due to the lack of information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. Among these includes an action commenced against NSC in April 2012 by a large account corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, and from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands investors have instituted actions through the trustees alleging breach of contract. These breach of contract claims, which seek to enforce the repurchase demands made, are at a very early stage, and in some cases claims have been filed but not yet served.

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at February 6, 2013, the subsidiaries have received loan repurchase claims of $5,195 million that are unresolved. Further, due to the lack of factual information at this early stage and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to breach of contract claims arising from rejected repurchase demands.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees:

	Millions of yen
	March 31, 2012		December 31, 2012
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥3,997,315	¥107,572,427	¥3,869,551	¥104,059,343
Standby letters of credit and other guarantees(3)	264	21,674	260	16,309

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity contracts, interest rate contracts and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2012 is ¥6,377 million and as of December 31, 2012 is ¥6,078 million.

The maturity information on Nomura’s derivative contracts that could meet the definition of a guarantee and standby letters of credit and other guarantees is scheduled as below as of December 31, 2012:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,869,551	¥104,059,343	¥28,385,900	¥25,695,246	¥12,390,617	¥37,587,580
Standby letters of credit and other guarantees	260	16,309	7,125	426	764	7,994

16. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform to the current period presentation.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2011
Non-interest revenue	¥255,621	¥47,318	¥300,324	¥345,754	¥949,017
Net interest revenue	2,261	2,777	96,326	(7,389)	93,975

Net revenue	257,882	50,095	396,650	338,365	1,042,992
Non-interest expenses	215,040	33,693	446,158	317,801	1,012,692

Income (loss) before income taxes	¥42,842	¥16,402	¥(49,508)	¥20,564	¥30,300

Nine months ended December 31, 2012
Non-interest revenue	¥256,934	¥48,330	¥334,679	¥408,877	¥1,048,820
Net interest revenue	2,242	2,313	113,266	(21,554)	96,267

Net revenue	259,176	50,643	447,945	387,323	1,145,087
Non-interest expenses	215,766	33,395	411,946	430,864	1,091,971

Income (loss) before income taxes	¥43,410	¥17,248	¥35,999	¥(43,541)	¥53,116

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2011
Non-interest revenue	¥78,936	¥14,208	¥145,467	¥142,285	¥380,896
Net interest revenue	777	1,093	29,651	(5,018)	26,503

Net revenue	79,713	15,301	175,118	137,267	407,399
Non-interest expenses	69,614	11,058	138,055	151,737	370,464

Income (loss) before income taxes	¥10,099	¥4,243	¥37,063	¥(14,470)	¥36,935

Three months ended December 31, 2012
Non-interest revenue	¥95,028	¥17,653	¥144,451	¥93,204	¥350,336
Net interest revenue	651	1,133	44,517	(16,451)	29,850

Net revenue	95,679	18,786	188,968	76,753	380,186
Non-interest expenses	75,419	11,468	144,611	144,623	376,121

Income (loss) before income taxes	¥20,260	¥7,318	¥44,357	¥(67,870)	¥4,065

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31
	2011	2012
Net gain (loss) related to economic hedging transactions	¥10,453	¥148
Realized gain (loss) on investments in equity securities held for operating purposes	182	(165)
Equity in earnings of affiliates	6,746	9,168
Corporate items(1)	(25,035)	(15,220)
Other(2)	28,218	(37,472)

Total	¥20,564	¥(43,541)

	Millions of yen
	Three months ended December 31
	2011	2012
Net gain (loss) related to economic hedging transactions	¥7,737	¥415
Realized gain (loss) on investments in equity securities held for operating purposes	(316)	(42)
Equity in earnings of affiliates	1,301	4,549
Corporate items	(29,037)	(14,800)
Other(2)	5,845	(57,992)

Total	¥(14,470)	¥(67,870)

(1)	Includes the gain due to the business combination with NLB in Corporate items for the nine months ended December 31, 2011.
(2)	Includes the impact of Nomura’s own creditworthiness in the financial liabilities and derivative liabilities for which the fair value option was elected.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income (loss) before income taxes in the consolidated statements of income.

	Millions of yen
	Nine months ended December 31
	2011	2012
Net revenue	¥1,042,992	¥1,145,087
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	14,932

Consolidated net revenue	¥1,036,891	¥1,160,019

Non-interest expenses	¥1,012,692	¥1,091,971
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,012,692	¥1,091,971

Income (loss) before income taxes	¥30,300	¥53,116
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	14,932

Consolidated income (loss) before income taxes	¥24,199	¥68,048

	Millions of yen
	Three months ended December 31
	2011	2012
Net revenue	¥407,399	¥380,186
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,462)	8,900

Consolidated net revenue	¥404,937	¥389,086

Non-interest expenses	¥370,464	¥376,121
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥370,464	¥376,121

Income (loss) before income taxes	¥36,935	¥4,065
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,462)	8,900

Consolidated income (loss) before income taxes	¥34,473	¥12,965

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Nine months ended December 31
	2011	2012
Net revenue(1):
Americas	¥100,355	¥148,032
Europe	145,455	140,551
Asia and Oceania	27,365	27,860

Subtotal	273,175	316,443
Japan	763,716	843,576

Consolidated	¥1,036,891	¥1,160,019

Income (loss) before income taxes:
Americas	¥(25,983)	¥23,447
Europe	(68,266)	(56,643)
Asia and Oceania	(10,290)	(4,209)

Subtotal	(104,539)	(37,405)
Japan	128,738	105,453

Consolidated	¥24,199	¥68,048

	Millions of yen
	Three months ended December 31
	2011	2012
Net revenue(1):
Americas	¥39,746	¥46,722
Europe	50,935	61,264
Asia and Oceania	11,141	11,478

Subtotal	101,822	119,464
Japan	303,115	269,622

Consolidated	¥404,937	¥389,086

Income (loss) before income taxes:
Americas	¥1,031	¥1,590
Europe	(20,942)	47
Asia and Oceania	541	2,617

Subtotal	(19,370)	4,254
Japan	53,843	8,711

Consolidated	¥34,473	¥12,965

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2012	December 31, 2012
Long-lived assets:
Americas	¥94,698	¥105,744
Europe	114,195	108,897
Asia and Oceania	23,892	20,479

Subtotal	232,785	235,120
Japan	973,711	1,011,168

Consolidated	¥1,206,496	¥1,246,288

2. Other

On October 29, 2012 the Board of Directors resolved to pay the dividend based on the record date of September 30, 2012 to shareholders registered as of September 30, 2012.

a. Total dividend based on the record date of September 30, 2012	¥7,397 million
b. Dividend based on the record date of September 30, 2012 per share	¥2.0

Exhibit 1

[Translation]

Quarterly Review Report of Independent Auditor

February 14, 2013

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Financial Information section for the three-month and nine-month periods ended December 31, 2012 within the fiscal period from April 1, 2012 to March 31, 2013, which comprise the quarterly consolidated balance sheet, the quarterly consolidated statements of income, comprehensive income, changes in equity and cash flows, and the related notes, pursuant to the requirement of the rule specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements) pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express a conclusion on the quarterly consolidated financial statements based on our quarterly review. We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan.

A quarterly review of the quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A quarterly review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

We believe that we have obtained the evidence to provide a basis for our conclusion.

Auditor’s Conclusion

Based on our quarterly review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of December 31, 2012, and the consolidated results of their operations for the three-month and nine-month periods then ended and cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*	Above is an electronic version of the original Quarterly Review Report of Independent Auditor and the Company maintains the original report.

<Note>

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditor issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2012 within the fiscal period from April 1, 2012 to March 31, 2013. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the quarterly consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Koji Nagai, Group Chief Executive Officer, and Junko Nakagawa, Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2012 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Exhibit 3

Ratio of Earnings to Fixed Charges and Computation Thereof

The following table sets forth the ratio of earnings to fixed charges of Nomura Holdings, Inc. for the nine months ended December 31, 2012, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2012
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥57,481
Add: Fixed charges	199,781
Distributed income of equity investees	5,099

Earnings as defined	¥262,361

Fixed charges	¥199,781
Ratio of earnings to fixed charges(1)	1.3

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.